Mandatory publication pursuant to Sections 27 (3) Clause 1, 14 (3) Clause 1 of the German Securities Acquisition and Takeover Act (WpÜG)

Joint Opinion of the Management and Supervisory boards

of

Biofrontera AG

headquartered in Leverkusen, Germany,

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

concerning the voluntary public tender offer in the form of a partial offer

(Cash Offer)

of

Maruho Deutschland GmbH

headquartered in Düsseldorf, Germany,

to the shareholders of
Biofrontera AG

relating to the purchase of a total of up to 4,322,530 ordinary registered shares of
Biofrontera AG against payment of a consideration per share in cash of EUR 6.60

Shares of Biofrontera AG:

International Securities Identification Number (ISIN): DE0006046113

German Securities Identification Number (WKN): 604611

ISIN of the shares of Biofrontera AG with dividend entitlement from 1 January 2019: DE000A2TR9S4

WKN of the shares of Biofrontera AG with dividend entitlement from 1 January 2019: A2TR9S

ISIN of Biofrontera Shares Tendered For Sale: DE000A2TSHY1

WKN of Biofrontera Shares Tendered For Sale: A2TSHY

1

Contents

1	Introduction	4

2	Information about this Opinion	5

2.1	Legal bases of this Opinion	5
2.2	Opinion of the employees of Biofrontera AG	6
2.3	Effective bases of this Opinion	6
2.4	Publication of this Opinion and any additional opinions relating to potential modifications to the Offer	7
2.5	Biofrontera shareholders’ own responsibility to examine the Offer	8

3	Summary of the main points of this Opinion	8

4	Information about the Biofrontera Group	11

4.1	Biofrontera Group companies	11

4.1.1	Biofrontera AG	11
4.1.2	Biofrontera Group / subsidiaries of Biofrontera AG	18

4.2	Operating activities of the Biofrontera Group	19

4.2.1	Description of operating activities	19
4.2.2	Overview of milestones in the Company’s successful development to date	19

4.3	Selected financial and corporate data for the Biofrontera Group	21

4.3.1	2018 fiscal year	22
4.3.2	Description of business trends during the 2018 fiscal year	22
4.3.3	Outlook for the 2019 financial year	23
4.3.4	Trends during the 01/01/2019 to 31/03/2019 period	23
4.3.5	Staff	24

5	Information around the Bidder	24

5.1	The Bidder	24
5.2	Corporate purpose of the Bidder	24
5.3	Bidder’s shareholder structure	24

6	Previous relations between the Bidder and Biofrontera AG	26

6.1	Bidder’s interest in the Target Company	26
6.2	Operational cooperation between the Bidder and the Target Company	27

7	Information relating to the Offer	30

7.1	Relevance of the Offer Document	30
7.2	Summary of the Offer	30

2

7.3	Subject of the Offer:	33
7.4	Consideration offered by the Bidder	33
7.5	Acceptance period	33

7.5.1	Original Acceptance Period	33
7.5.2	Statutory regulations concerning extending the Acceptance Period	33
7.5.3	Convening of the General Meeting of Biofrontera AG / extended Acceptance Period	34

7.6	No offer conditions	35
7.7	Rights of withdrawal	35

8	Opinion relating to the type and level of consideration offered	35

8.1	No statutory regulations concerning the type and level of consideration	35
8.2	Type of consideration	36
8.3	Amount of consideration	36

8.3.1	Comparison with historical stock market prices	36
8.3.2	Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion	37
8.3.3	Assessment of the consideration by the Management and Supervisory boards	39

9	Concerning the Bidder’s intentions and prospective consequences of a successful offer for the Biofrontera Group	40

9.1	Intentions communicated by the Bidder	40

9.1.1	Future business activities, use of assets and future obligations	40
9.1.2	Management and Supervisory boards of Biofrontera AG	41
9.1.3	Headquarters and locations of major business units	42
9.1.4	Employees of Biofrontera AG and its subsidiaries, conditions of employment and employee representatives of the Biofrontera Group	42
9.1.5	Structural measures	42
9.1.6	Future business activities of the Bidder and Maruho Co. Ltd. / Financing of the Offer	42

9.2	Evaluation of the objectives and intentions of the Bidder by the Management and Supervisory boards / Probable consequences of a successful bid for the Biofrontera Group	43

9.2.1	Future business activity	43
9.2.2	Future composition of the Management and Supervisory boards	44
9.2.3	Consequences of a successful offer for the Target Company’s employees, employment conditions and the locations	45
9.2.4	Structural measures	45
9.2.5	Statement on the described future business activities of the Bidder and Maruho Co. Ltd. and on the financing of the Offer	45

9.3	Summarizing appraisal of the Bidder’s objectives	45

10	Interests of the Management and Supervisory boards of Biofrontera AG	46

10.1	No guarantee or prospect of benefits	46
10.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this Opinion / Voting abstentions	46

11	Intention of the members of the Management and Supervisory boards to accept the Offer	47

11.1	Management Board	47
11.2	Supervisory Board	47

12	Summarizing opinion of the Management and Supervisory boards	47
Annex 8.3.2

3

1	Introduction

On 1 April 2019, pursuant to Section 10 (1) Clause 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), Maruho Deutschland GmbH, with company domicile in Düsseldorf, Germany, entered in the Commercial Register of the District Court of Frankfurt am Main under Commercial Register Sheet No. 69727 (“Bidder”), announced its decision to issue a voluntary public tender offer in the form of a partial offer for up to 4,322,530 shares of Biofrontera AG, entered in the Commercial Register District Court of Cologne under Commercial Register Sheet No. 49717, (“Target Company” or “Biofrontera AG”, whereby Biofrontera AG with its subsidiaries (concerning the subsidiaries, see also Section 4.1.2) is also referred to as the “Biofrontera Group”). The shares of Biofrontera AG are registered shares and have a notional interest in the share capital of EUR 1.00 each (individual share certificates). On 15 April 2019, pursuant to Section 14 (2) and (3) WpÜG, the Bidder published the offer document in the meaning of Section 11 WpÜG (“Offer Document”) for the Bidder’s offer (“Offer”) to the shareholders of Biofrontera AG (each individually “Biofrontera shareholder” and jointly “Biofrontera shareholders”) concerning the acquisition of a total of up to 4,322,530 ordinary registered shares of Biofrontera AG with the ISIN DE0006046113 (hereinafter referred to individually as the “Biofrontera share” and together as the “Biofrontera shares”) against

Payment of a cash consideration of per share

EUR 6.60

per Biofrontera share

(“Offer Price”)

In other words, the Offer is addressed to Biofrontera shareholders and relates to the acquisition of up to 4,322,530 ordinary registered shares of Biofrontera AG (ISIN DE0006046113), including all related rights, especially the voting right, as of the time of the processing of the Offer.

It is recommended that the Offer Document be read in full.

4

The German Federal Financial Supervisory Authority (“BaFin”)) has reviewed the Offer Document in accordance with German law and in the German language as described in the Offer Document and on this basis permitted its publication on 12 April 2019. With regard to the applicability of legal systems other than those of the Federal Republic of Germany, reference is made to the relevant statements in the Offer Document, in particular with regard to the applicability of the legal system of the United States of America (“USA”). The Management and Supervisory boards have not undertaken their own independent review of the Offer, or of the Offer Document, in relation to compliance with all – especially foreign – capital-market and securities legislation. The Management and Supervisory boards draw attention to the fact that they are unable to examine and assess whether, if they accept the Offer, Biofrontera shareholders are acting in accordance with all legal requirements affecting them personally. In particular, the Management and Supervisory boards recommend that all individuals receiving the Offer Document outside the Federal Republic of Germany, or that wish to accept the Offer but are subject to the securities acts of a legal jurisdiction other than the Federal Republic of Germany, inform themselves concerning such acts and comply with them.

2	Information about this Opinion

2.1	Legal bases of this Opinion

Pursuant to Section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to an acquisition offer in the meaning of the WpÜG and relating to any modification of the acquisition offer. The opinion of the Management and Supervisory boards can be issued as a joint opinion. The Management and Supervisory boards of Biofrontera AG hereby issue their joint opinion (“Opinion”) pursuant to Section 27 WpÜG relating to the Bidder’s Offer. In their opinion, the Management and Supervisory boards are required pursuant to Section 27 (1) Clause 2 WpÜG to especially address

–	the type and level of consideration offered,

–	the prospective consequences of the successful offer for the Target Company, the Target Company’s employees, the employment conditions and the locations of the Target Company,

–	the objectives pursued by the Bidder with the Offer, and

5

–	the intention of the members of the Management and Supervisory boards, to the extent that they are holders of securities in the Target Company, to accept the Offer.

If in this Opinion only the “Management Board and Supervisory Board” are referred to, this shall refer to the Management and Supervisory boards of Biofrontera AG, even if no explicit reference is made to Biofrontera AG, unless the management and supervisory boards of another company are specifically named.

2.2	Opinion of the employees of Biofrontera AG

If the respective Works Council, or, to the extent that such a body does not exist – as is the case with Biofrontera AG – the employees of the Target Company directly convey an opinion relating to the Offer to the Management Board, the Management Board is required to append such an opinion to its opinion. The employees of Biofrontera AG are not required to convey to the Management Board their own opinion relating to the Offer.

2.3	Effective bases of this Opinion

All information, expectations, forecasts, estimates, valuations and forward-looking statements contained in this Opinion as well as statements of intent are based on information available for the Management and Supervisory boards on the date of this Opinion based on their tasks and powers. They convey their estimates, assumptions and intentions existing as of this date, which can change after the date of this Opinion. Above and beyond obligations pursuant to German law – specifically the German Securities Acquisition and Takeover Act (WpÜG) – the Management and Supervisory boards do not assume any obligation to update or amend this Opinion.

The statements made in this Opinion relating to the Bidder, its affiliated companies and individuals acting together with the Bidder, as well as their intentions, assumptions and objectives, are based exclusively on publicly accessible information, especially the Offer Document. The Management and Supervisory boards draw attention to the fact that they are unable to verify disclosures made by the Bidder in the Offer Document – apart from those originating directly within the Biofrontera Group – or the Bidder’s communicated intentions and objectives, and to ensure that they are implemented or complied with. The Management and Supervisory boards draw attention to the fact that the Bidder’s intentions and objectives as conveyed in the Offer Document can change at a later time.

6

To the extent that this Opinion includes forward-looking statements, these do not represent facts, and are characterized by the words “become”, “expect”, “believe”, “estimate”, “intend”, “endeavor”, “assume” and similar or comparable expressions. Such disclosures express intentions, opinions or current expectations and assumptions of the Management and Supervisory boards. Forward-looking statements are based on current plans, estimates and forecasts, which the Management and Supervisory boards have prepared according to the best of their knowledge, but they do not make assertions concerning their future correctness or occurrence. Forward-looking statements are subject to risks and uncertainties which are mostly very difficult to predict and do not lie within the Management and Supervisory boards’ sphere of influence.

References to time in this Opinion relate, unless stated otherwise, to local time in Frankfurt am Main, Germany. To the extent that formulations such as “currently”, “at present”, “now”, “presently” or “today” are utilized in this Opinion, they relate to the date of this Opinion.

2.4	Publication of this Opinion and any additional opinions relating to potential modifications to the Offer

This opinion and any supplements or updates will be published on the Internet on the Company’s website at

http://www.biofrontera.com

under the heading “Investors” under “Purchase Offer of Maruho Deutschland GmbH”: https://www.biofrontera.com/de/Erwerbsangebot-Maruho.html

Copies of the Opinion are available free of charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632-90 or by email to ir@biofrontera.com). It is also announced in the German Federal Gazette (Bundesanzeiger) under www.bundesanzeiger.de that the Opinion is available at the aforementioned address, and that the publication of the opinion on the Internet has been realized on the aforementioned Internet page.

This Opinion will be published in German. Furthermore, in the USA, because of the stock market listing there of American Depositary Shares , each of which securitizes two ordinary shares of Biofrontera AG (ISIN: US09075G1058) (Biofrontera “ADS”), a publication of the Opinion will occur there in accordance with the relevant provisions and instructions of the United States Securities and Exchange Commission (“SEC”).

7

2.5	Biofrontera shareholders’ own responsibility to examine the Offer

The Management and Supervisory boards draw attention to the fact that their statements and judgements in this Opinion are in no manner binding for Biofrontera shareholders. Instead, Biofrontera shareholders are themselves responsible for drawing conclusions deriving from the Offer or from other accessible sources, and for acting accordingly. In this context, they themselves are responsible for deciding whether to accept the Offer or not.

To the extent legally permissible, the Management and Supervisory boards as well as Biofrontera AG assume no liability for the instance that an acceptance or non-acceptance of the Offer should prove economically disadvantageous for Biofrontera shareholders or for the Target Company.

Above and beyond this, the Management and Supervisory boards draw attention to the fact that they can provide no assessment as to the tax consequences that can arise for the individual Biofrontera shareholder from acceptance or non-acceptance of the Offer. The Management and Supervisory boards recommend that Biofrontera shareholders obtain tax advice that takes into consideration their personal tax situation before deciding whether to accept or not.

If and to the extent that Biofrontera shareholders are unable to make an independent assessment of the Offer, they should consider obtaining expert advice, such as through contacting their personal investment adviser and tax adviser.

8

3	Summary of the main points of this Opinion

The following summary of the main points of this Opinion serves as an overview. It does not include all of the information included in the Opinion. For this reason, in their own interests, Biofrontera shareholders should not rely solely on this summary, but instead examine this Opinion and the Offer Document in full and in detail.

The main points of this Opinion are as follows:

–	The Bidder and Maruho Co. Ltd. have accompanied Biofrontera AG for several years as strategic partners and shareholders. The relationship between the Bidder and Maruho Co. Ltd. has always been characterized by a very high degree of reliability and trust.

–	Overall, the cooperation between the Maruho Group and the Biofrontera Group was, and is, of considerable benefit to Biofrontera AG and consequently also to its shareholders. The intentions of the Bidder and Maruho Co. Ltd. are, in the Management and Supervisory boards’ opinion, to further promote and support the successful business activities of the Biofrontera Group.

–	In operational terms, the cooperation between the Maruho Group and the Biofrontera Group was intensified considerably and promisingly in 2019, and a further intensification of the operational cooperation is aimed at, as far as value-adding opportunities for both sides emerge.

–	The fact that the Bidder and Maruho Co. Ltd. are now also endeavoring with the Offer to enhance their position as shareholders to the desired extent below a control threshold seems logical to the Management and Supervisory boards. If independent management of the Biofrontera AG company were maintained, a successful bid would result in a consistent and desirable stabilization of the shareholding in Biofrontera AG, including from the point of view of the Management and Supervisory boards.

–	The fact that the Bidder and Maruho Co. Ltd. would in future have a numerical blocking minority if the Offer were successful and the 25 % threshold was exceeded is not considered by the Management and Supervisory boards to be a disadvantage for Biofrontera AG. On the one hand, the Bidder and Maruho Co. Ltd. should in fact already now have a blocking minority at the General Meeting of Biofrontera AG. Above all, the Bidder and Maruho Co. Ltd. have, in the Management and Supervisory boards’ opinion, shown in the past that they feel committed to the corporate welfare of Biofrontera AG as a whole.

–	The Management and Supervisory boards therefore welcome the Bidder’s Offer and consider the objectives of the Bidder and Maruho Co. Ltd. As stated in the Offer Document to be in the interest of the Biofrontera Group.

–	The consideration offered by the Bidder for the Biofrontera shares, based on the reference values used by the Bidder and based on historical stock exchange prices of the Biofrontera shares, has a premium of approximately 15 % to 17%. The IVC commissioned by Biofrontera AG to prepare a Fairness Opinion in accordance with IDW S 8 arrives at the conclusion that the consideration offered is not financially appropriate in the sense of IDW S 8. The company value of Biofrontera AG determined by IVC in accordance with IDW S 8 is thereby higher than the valuation based on the historical stock exchange prices used by the Bidder and the reference values derived therefrom plus a premium of approximately 15 % to 17%.

9

–	Although a successful execution of the Offer appears to be advantageous for Biofrontera AG as a whole, the acceptance of the Offer could therefore be disadvantageous for the individual Biofrontera shareholder on the basis of IVC’s Fairness Opinion. In the Management and Supervisory boards’ opinion, however, it must also be taken into account that the stock exchange price of Biofrontera shares in XETRA trading on the Frankfurt Stock Exchange in the period from 1 April 2019, the date of publication of the Bidder’s decision to submit the Offer, to 26 April 2019 neither reached nor exceeded an amount of EUR 6.60. The price of the Biofrontera shares in XETRA trading on the Frankfurt Stock Exchange was EUR 6.60 per share on the date of the publication of the Bidder’s decision to submit the Offer. Biofrontera shareholders that do not accept the Offer must therefore bear in mind that it is not certain that they will be able to achieve sales proceeds of EUR 6.60 or more per Biofrontera share in the future. However, on the basis of IVC’s Fairness Opinion, the Management and Supervisory boards arrive at the overall conclusion that the consideration offered by the Bidder is insufficient.

–	The Chairman of the Management Board and founder of Biofrontera AG, Prof. Dr. Hermann Lübbert, intends to accept the Offer for 200,000 of the 744,678 Biofrontera shares held by him, corresponding to approximately 26.86%.

–	In the Management and Supervisory boards’ opinion, an increase of the Bidder’s participation in the Target Company to the desired extent, taking into account the Bidder’s stated objectives, appears to be so beneficial and advantageous for Biofrontera AG – and thereby also for Biofrontera shareholders – that the Management and Supervisory boards recommend Biofrontera shareholders to accept the Offer in accordance with the explanations contained in this Opinion and on the basis of their findings and assessments at the date of this Opinion, also taking into account the assessment of the amount of the consideration.

10

4	Information about the Biofrontera Group

4.1	Biofrontera Group companies

4.1.1	Biofrontera AG

(a)	Legal form, domicile and corporate purpose

Biofrontera AG is a public stock corporation formed under German law and with corporate domicile in accordance with the Company’s bylaws in Leverkusen, Germany. It is registered in the Commercial Register of Cologne District Court under Commercial Register Sheet No. 49717. The Company’s purpose in accordance with the bylaws of Biofrontera AG is to research, develop and sell pharmaceuticals, as well as to act as a holding company, in other words, to acquire and manage companies or interests in companies. Biofrontera AG heads the Biofrontera Group as a holding company. The Company’s address is: Hemmelrather Weg 201, 51377 Leverkusen.

(b)	Capital structure of Biofrontera AG

Share capital

The share capital of Biofrontera AG currently amounts to EUR 44,632,674. It is divided into 44,632,674 ordinary registered shares with a notional interest in the share capital of EUR 1.00 per share. Each share grants its holder one vote. The Company holds no treasury shares as of the AGM convening date.

The shares that are dividend-entitled from 1 January 2018 are securitized in ISIN DE0006046113. Shares with dividend rights from 1 January 2019 onwards would be securitized in ISIN DE000A2TR9S4 after their issue, e.g. due to the exercise of conversion or option rights. After the next Ordinary General Meeting of Biofrontera AG, these would be rendered equivalent to ISIN DE0006046113 and transferred to them. As of the date of this statement, no shares with dividend rights as of 1 January 2019 had been issued.

11

Approved Capital

Biofrontera AG has no approved capital at present. Under agenda item 6, the Ordinary General Meeting of Biofrontera AG on 24 May 2017 passed a resolution to amend the bylaws, and to include Section 7 (3b) in the bylaws for this purpose. The Management Board was authorized until 23 May 2022, with Supervisory Board approval, to increase the Company’s share capital by up to EUR 4,000,000 through the issuing, either once or on several occasions, of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II). The Management Board is authorized, with Supervisory Board consent, to determine the further contents of the share rights and the terms of the share issue. The new shares are to be offered to the shareholders for subscription. Subscription rights can also be indirectly granted to the shareholders pursuant to Section 186 (5) of the German Stock Corporation Act (AktG). The Management Board was authorized, with Supervisory Board approval, to exclude shareholders’ subscription rights for fractional amounts and in the case of cash capital contributions up to an amount not exceeding 10 % of the share capital existing as of the date when the authorization becomes effective or – if this value is lower – until the date of the exercising of this authorization, if the issue amount of the shares is not significantly less than the stock market price of the already listed shares of the Company as of the date when the issue amount is finally determined. The complete proposed resolution was published in the German Federal Gazette (Bundesanzeiger) dated 12 April 2017. Deutsche Balaton AG, Heidelberg, has brought a charge for nullity and an action for annulment against this resolution and further resolutions of the General Meeting dated 24 May 2017 at the Cologne Regional Court (reference number 82 O 66/17). A so-called notional registry block was effected based on the charge for nullity and action for annulment. In other words, the authorization issued by the requisite majority at the General Meeting could not be entered in the commercial register and has consequently not yet become effective. The Cologne Regional Court rejected the action in December 2017. Following the appeal of Deutsche Balaton AG, the Cologne Higher Regional Court upheld the action in November 2018. In its ruling, the Cologne Higher Regional Court did not allow the Federal Supreme Court to review the judgment. As the company considers the judgment of the Cologne Higher Regional Court to be incorrect, it has filed an appeal for non-admission with the Federal Supreme Court. A decision of the Federal Court of Justice has not yet been issued.

12

Conditional Capital

Conditional Capital I

Pursuant to Section 7 (2) of the bylaws, Conditional Capital I continues to exist in an amount of EUR 4,116,855, which was created by resolution of the General Meeting of 28 August 2015 in a scope of up to EUR 6,434,646. The reduction of the amount in the bylaws reflects the exercising of conversion rights, whereby the issue of the new shares has already been entered in the commercial register in the amount of the difference.

As a consequence, a total of 4,116,855 new shares can still be issued from Conditional Capital I. In this context, conversion rights, from which up to 546,378 new shares can arise, exist from already issued convertible bonds.

Conditional Capital III

Conditional Capital III pursuant to Section 7 (6) of the bylaws exists in an amount of EUR 346,900. Conditional Capital IIII serves to secure options issued as part of the 2010 Share Option Program and which have not yet expired. As the 2010 Share Option Program expired on 1 July 2015, no further options can be granted on its basis.

At present, 137,850 options are still outstanding, which were granted as part of the 2010 Share Option Program, from each of which, pursuant to the option terms, one new share of Biofrontera AG can be subscribed for.

Conditional Capital V

Conditional Capital V pursuant to Section 7 (8) of the bylaws exists in an amount of EUR 1,814,984. Conditional Capital V exists to secure options granted as part of the 2015 Share Option Program which will be issued until 27 August 2020 pursuant to the more detailed terms of the management’s proposed resolution relating to agenda item 7 of the General Meeting of 28 August 2015. To date, 1,365,000 options have been issued from the 2015 Share Option Program. A total of 113,000 of these options have expired to date.

(c)	Stock market trading

The shares of Biofrontera AG with dividend-entitlement from 1 January 2018 (ISIN DE0006046113) are admitted to stock market trading in the Regulated Market of the Frankfurt Stock Exchange (Prime Standard). In addition, these shares of Biofrontera AG are traded in the Open Market on the stock exchanges in Berlin, Düsseldorf, Hamburg, Munich and Stuttgart as well as on XETRA and Tradegate Exchange.

13

Moreover, the Biofrontera ADSs, each of which securitizes two ordinary shares of Biofrontera AG, are traded on the US NASDAQ Stock Exchange under ISIN US09075G1058. The Biofrontera ADS is also traded on the Stuttgart Stock Exchange.

(d)	Treasury shares

As of the date of this Opinion, Biofrontera AG did not hold any treasury shares.

(e)	Existing interests in Biofrontera AG

According to the information in the Offer Document, the Bidder holds voting rights from 9,062,809 Biofrontera shares. This corresponds to an interest in the share capital and the voting rights of Biofrontera AG of 20.31%. According to voting rights notifications, approximately 20.06 % of the voting rights in Biofrontera AG are attributed to Mr. Wilhelm K. T. Zours, including via the subsidiaries DELPHI Unternehmensberatung Aktiengesellschaft (approximately 7.48 % of the voting rights) and Deutsche Balaton Aktiengesellschaft (approximately 9.67 % of the voting rights) controlled by him (as of 29 August 2018).

(f)	The Management Board of Biofrontera AG

Prof. Dr. rer. nat. Hermann Lübbert, CEO

Prof. Dr. rer. nat. Hermann Lübbert is the Management Board Chairman (Chief Executive Officer) of Biofrontera AG and Managing Director of Biofrontera Bioscience GmbH and of Biofrontera Pharma GmbH. He studied biology in his native city of Cologne, where he also received his doctorate in 1984. After eight years in academic research at Cologne University and at the California Institute of Technology (USA), he obtained his postdoctoral qualification in 1994 from the Eidgenössische Technische Hochschule (ETH) Zürich. Since 1998, he has led the Chair for Animal Physiology at Ruhr University Bochum. During ten years at Sandoz and Novartis Pharma AG, Professor Lübbert acquired experience in managing a globally active research organization. He founded Biofrontera in 1997, since when he has managed the Company.

14

Thomas Schaffer, CFO

Thomas Schaffer started his career in various positions in the finance and controlling area at Siemens Semiconductor. He was Vice President and CFO in the Security & Chipcard ICs area at Siemens. He was then Managing Director and CFO at Infineon Ventures GmbH for a four-year period and continued his career as Vice President and CFO of the Specialty DRAM Division of Qimonda AG, where he also assumed the Managing Director role at Qimonda Solar GmbH. He added to his significant international experience with appointments as CFO at Heptagon Oy, Finland/Switzerland, and Ubidyne Inc., Delaware, USA. Mr. Schaffer has been CFO of Biofrontera AG since June 2013.

Christoph Dünwald, CCO

Christoph Dünwald started his career at Bayer AG, where he held various positions in marketing (USA and Spain) and in strategic business management in Germany and Southeast Asia over a 15-year period. In his last position at Bayer, he managed the Bayer Healthcare Diagnostics Division in Belgium and Luxembourg as General Manager. After two years as International Sales and Marketing Director in Spain and England for Corporación Dermoestética SA, he moved to become Senior Commercial Director at US pharmaceuticals group Allergan in 2008. From 2009 until 2015, he managed its Medical Business Unit in Spain and Portugal. Mr. Dünwald has been responsible for marketing and sales as well as for the further development of the US business at Biofrontera since 2016.

(g)	The Supervisory Board of Biofrontera AG

Dr. Ulrich Granzer

Dr. Ulrich Granzer, Supervisory Board Chairman, is a founder and owner of Granzer Regulatory Consulting & Services, and has been a Supervisory Board member since 2003. He was previously head of regulatory affairs at GlaxoSmithKline, BASF Pharma and Bayer Pharma and is a proven expert in the pharmaceutical approvals area. He studied pharmaceutics at Phillips University Marburg before receiving his doctorate from Tübingen University.

15

Jürgen Baumann, Deputy Supervisory Board Chairman

Mr. Jürgen Baumann, Deputy Supervisory Board Chairman, is an independent management consultant and was Supervisory Board Chairman from 2007 to 2016. He has held various management positions, including on the Management Board of Schwarz Pharma AG, where he was responsible for sales and marketing in Europe. Mr. Baumann studied economic sciences at Wuppertal University.

Dr. John Borer

Dr. John Borer is Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was previously CEO and Head of Investment Banking at Rodman & Renshaw and held management positions at Pacific Business Credit as well as at Barclays American Business Credit. His law doctorate was awarded by the Loyola Law School in Los Angeles.

Reinhard Eyring

Mr. Reinhard Eyring has been a partner in the corporate area of the Ashurst international legal practice in Frankfurt and Head of Ashurst Germany since 2000. He has extensive experience in all areas of corporate and banking law, especially stock corporation and capital market law. Reinhard Eyring also advises listed and unlisted companies in all regulatory matters relating to stock corporation law. He has extensive expertise in IPOs and public takeovers and is a member of various supervisory boards.

Kevin Weber

Mr. Kevin Weber is Principal at Skysis, LLC. He was previously CEO at Paraffin International Inc., and has extensive experience in marketing as well as worldwide marketing strategies. He previously held senior roles at Depomed, Hyperion Therapeutics and Medicis Pharmaceuticals. Kevin Weber is also a member of the Boards of Directors of the American Academy of Pain Medicine Foundation and of the American Chronic Pain Association. He holds a degree in management and marketing from Western Michigan University.

16

The term of office of the five current Supervisory Board members ends with the conclusion of the General Meeting of Biofrontera AG that approves the discharge of the members of the Supervisory Board for the financial year 2020. With the exception of Mr. Eyring, they were elected at the General Meeting of Biofrontera AG on 31 May 2016. Mr. Eyring was elected to the Supervisory Board as successor to Mr. Mark Reeth at the General Meeting on 11 July 2018. Mr. Reeth was also elected to the Supervisory Board by the General Meeting on 31 May 2016. He subsequently relinquished his mandate as a member of the Supervisory Board with effect as of 31 October 2017.

As the Supervisory Board of Biofrontera AG consists of six members in accordance with the provisions of the bylaws, the General Meeting of Biofrontera AG elected a sixth member on 31 May 2016, Mr. Hansjörg Plaggemars. At the time of his election, Mr. Plaggemars was a member of the Management Board of Deutsche Balaton AG, which holds an interest in Biofrontera AG in accordance with the above figure 4.1.1 (e) .

At the request of the Supervisory Board, pursuant to Section 103 (3) AktG, the respective court is required dismiss a supervisory board member if an important ground exists in relation to this person. In January 2019, the Supervisory Board filed an application with the Cologne District Court to dismiss Mr. Plaggemars as a member of the Supervisory Board of Biofrontera AG. The background is that Mr. Plaggemars submitted a written statement in November 2018 in proceedings pending before the Regional Court of Cologne in which DELPHI Unternehmensberatung AG applied for the appointment of a special auditor for Biofrontera AG pursuant to Section 142 (2) AktG. This legal proceeding was initiated by DELPHI Unternehmensberatung AG in January 2018, when Mr. Plaggemars was still a member of the Management Board of DELPHI Unternehmensberatung AG alongside Mr. Wilhelm K. T. Zours. DELPHI Unternehmensberatung AG is controlled by Mr. Wilhelm K. T. Zours according to voting right notifications, and DELPHI Unternehmensberatung AG holds the majority of the shares in Deutsche Balaton AG (see note 4.1.1 (e)). The Supervisory Board of Biofrontera AG would have been responsible for submitting a statement in the proceedings as a body pursuant to Section 142 (5) AktG, but not an individual member, so that the submission of the statement violates the legal competency regulation. In the statement, Mr. Plaggemars also disclosed information which, in the opinion of the other members of the Supervisory Board of Biofrontera AG, is subject to the consulting secrecy of the Supervisory Board pursuant to Section 116 AktG and of which DELPHI Unternehmensberatung AG thereby gained knowledge. At the request of the Supervisory Board of Biofrontera AG, the Cologne District Court dismissed Mr. Plaggemars as a member of the Supervisory Board of Biofrontera AG pursuant to Section 103 (3) AktG for cause. The ruling was issued on 22 March 2019 and came to the company’s attention on 26 March 2019. The ruling regarding the removal from office is effective immediately. However, an appeal may be lodged within one month. Mr. Plaggemars lodged a complaint within the prescribed period, which had not yet been ruled upon by the court on the date of this Opinion. In the event of a successful appeal, Mr. Plaggemars would reassume his position as a member of the Supervisory Board.

17

4.1.2	Biofrontera Group / subsidiaries of Biofrontera AG

Biofrontera AG directly holds 100 % of the shares in the following subsidiaries:

–	Biofrontera Bioscience GmbH, Leverkusen

–	Biofrontera Pharma GmbH, Leverkusen

–	Biofrontera Development GmbH, Leverkusen

–	Biofrontera Neuroscience GmbH, Leverkusen

–	Biofrontera Inc., Wilmington, Delaware, USA.

Biofrontera Inc. owns 100 % of the shares of

–	Biofrontera Newderm LLC, Wilmington, Delaware, USA,

which in turn holds 100 % of the shares in

–	Cutanea Life Sciences Inc., Wayne, Pennsylvania, USA.

Cutanea Life Sciences Inc. holds 100 % of the shares in

–	Dermapex, LLC, Wayne, Pennsylvania, USA and in

–	Dermarc, LLC, Delaware, USA.

Together with these companies, Biofrontera AG forms the Biofrontera Group.

18

4.2	Operating activities of the Biofrontera Group

4.2.1	Description of operating activities

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological medications and medical cosmetics. The most important product of Biofrontera AG is Ameluz®, a prescription medication to treat non-melanoma skin cancer and its preliminary stages. Ameluz® has been marketed in the EU since 2012 and in the USA since October 2016.

In March 2019, Biofrontera Newderm LLC acquired all shares in Cutanea Life Sciences Inc. from Maruho Co. Ltd., Japan. Cutanea Life Sciences Inc. is a US-based pharmaceutical company specializing in dermatology. Cutanea Life Sciences Inc. markets AKTIPAK®, a prescription gel for the treatment of acne, and since November 2018 XepiTM, a prescription cream for the treatment of impetigo, a common skin infection caused by bacteria (Staphylococcus aureus or Streptococcus pyogenes). XepiTM is the only drug in its class approved by the Food and Drug Administration (FDA) with activity against antibiotic-resistant bacteria (MRSA).

4.2.2	Overview of milestones in the Company’s successful development to date

Until 2011, the activities of the Biofrontera Group were characterized mainly by the development and approval of Ameluz® as a product. Along with approving Ameluz® in further countries outside the EU, especially the USA, and approval for new indications for Ameluz®, a further focus of activities has since been the market launch of Ameluz®.

The Management and Supervisory boards of Biofrontera AG are convinced that the corporate development of the Biofrontera Group represents an outstanding and intact success story.

The main milestones of this development are listed below:

Fiscal year		Development
2011	–	December: Centralized EU approval for Ameluz®. The Biofrontera Group is the first German start-up company to receive centralized European and US approval for a medication it developed itself.

19

Fiscal year		Development
2012	–	February: Following the establishment of its own sales organization and having resolved all related production and logistics issues, market launch of Ameluz® in Germany
– – – – –

September: Sales start of Ameluz® in Scandinavia

October: Market launch of Ameluz® in Holland

November: Market launch of Ameluz® in England, Scotland and Austria

November: CE certification and market launch of the BF-RhodoLED® PDT lamp

December: Ameluz® accepted by the Scottish Medicines Consortium for use within the National Health Service

2013	– – –	June: Recruitment of Thomas Schaffer as the new CEO October: Start of Phase III trials to treat field cancerization October: Market launch of Ameluz® in Spain
	–	December: National Health Service Wales recommends utilizing Ameluz® in the UK National Health Service

2014	– – – – –

May: Switch to the Prime Standard of the Frankfurt Stock Exchange

October: FDA approval for proposed approach to approve Ameluz® and BF-RhodoLED® in the USA

December: “Pediatric Waiver” and “User Fee Waiver” submitted to the FDA. The FDA thereby waived Biofrontera’s obligation to conduct trials on children as well as approval fees

December: Application for approval submitted and validated by the Swiss regulator

2015	– – –

March: Marketing in Spain assumed from Allergan with the Company’s own sales organization

April: Formation of a subsidiary in the USA, Biofrontera Inc.

September: Phase III approval trial for field therapy with Ameluz® proves a previously barely-achievable efficacy

	–	November: Christoph Dünwald appointed CCO at Biofrontera
	–	December: Approval of Ameluz® in Switzerland by Swiss Medic

2016	– – – – – – – – – –

January: Phase III trial with Ameluz® for basal cell carcinoma proves non-inferiority – a factor of regulatory importance – compared to the competitor product

January: Successful conclusion of the mid-cycle review by the FDA, with the application approval thereby entering the final processing stage

March: Schweizerische Obligatorische Krankenversicherung (Swiss Obligatory Health Insurance) assumes costs of PTT with Ameluz®

May: FDA approves Ameluz® in combination with BF-RhodoLED® in USA

June: Start of Phase III trials on daylight PDT with Ameluz®

June: Key personnel appointed at Biofrontera Inc.

July: Start of a joint project to evaluate new products with Maruho Co., Ltd.

July: Positive vote by the CHMP relating to surface therapy and submission of the application for approval for basal cell carcinomas to the EMA

October: Sales start of Ameluz® in the USA

December: Early repayment of the 2011/2016 bond with warrants

2017	– – – –

January: European Commission approves basal cell carcinoma as a new indication for Ameluz®.

February: Positive results from Phase III trial for daylight PDT with Ameluz®

March: Randall Wilhoite appointed COO in the USA

May: EUR 20 million loan agreement with the European Investment Bank, including EUR 10 million to be drawn down directly

	–	June: Application for approval for daylight PDT with Ameluz® submitted to the EMA
	–	August: Market launch of Ameluz® in Israel

20

Fiscal year		Development
	–	August: Meeting with the FDA to discuss new indication for Ameluz® for basal cell carcinoma
	–	December: IND application submitted to the FDA for Phase III trial for the treatment of superficial basal cell carcinomas with Ameluz®

2018	– – – – – – – – – – –

January: Biofrontera AG aims to rapidly list its shares on the US NASDAQ Stock Exchange

January: Subsequent observation of Phase III daylight PDT trial with Ameluz® shows significantly lower recurrence rates than the competitor product

February: Scottish Medicine Consortium (SMC) recommends treatment of basal cell carcinoma with Ameluz® within the UK National Health Service

February: Start of trading of Biofrontera ADSs, each of which corresponds to two Biofrontera shares, on the US NASDAQ technology stock exchange

March: European Commission issues approval for Ameluz® to treat actinic keratosis and field cancerization with daylight PDT

May: The Biofrontera Group launches its own sales in Great Britain

August: Conclusion of a 5-year contract with the US Veterans Administration for the sale of Ameluz® in combination with BF-RhodoLED®

September: Patient recruitment started for Phase III basal cell carcinoma trial in USA

September: The Swiss regulatory authority Swiss Medic grants approval for treatment with daylight PDT with Ameluz®

2019	– – – –

January: Biofrontera Group receives FDA approval for batch size upscaling in Ameluz® production

March: Biofrontera AG and Maruho Co. Ltd. conclude cooperation agreement on branded generics and intend to cooperate on indication expansion and distribution of Ameluz®

March: Biofrontera Group reports positive results from Phase III trial of Ameluz® in PDT treatment of actinic keratoses in the extremities and trunk/neck

March: Biofrontera Inc. USA acquires Cutanea Life Sciences Inc. USA

4.3	Selected financial and corporate data for the Biofrontera Group

The fiscal year of Biofrontera AG corresponds to the calendar year. Its audited consolidated financial statements, consolidated interim reports and Group quarterly statements are prepared in compliance with International Financial Reporting Standards (IFRS). The financial reports of Biofrontera AG are available on its website (www.biofrontera.com) under the heading Investor Relations. It is recommended that Biofrontera shareholders familiarize themselves in depth with the business development and growth of the Biofrontera Group on the basis of its financial reports.

21

4.3.1	2018 fiscal year

The selected financial information presented below is taken from the audited consolidated financial statements for the fiscal year ending 31 December 2018 (2018 fiscal year). Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, audited the consolidated financial statements of Biofrontera AG for the 2018 fiscal year and awarded them an unqualified audit certificate.

EUR thousands	01/01/ - 31/12/2018	01/01/ - 31/12/2017
Sales revenue	21,107	12,025
Profit/loss after income tax	-8,878	-16,102
Cash flow from operating activities	-13,434	-13,119
Cash flow from financing activities	22,274	9,451
	as of 31/12/2018	as of 31/12/2017
Liquid funds	19,451	11,083
Liabilities to banks	10,990	10,380

4.3.2	Description of business trends during the 2018 fiscal year

The sales revenue of the Biofrontera Group for the period from 1 January to 31 December 2018 amounted to EUR 21.107 million. This corresponds to sales revenue growth of around 76 % compared to the previous year, with pure product sales revenue almost doubling (EUR 20,938 thousand; previous year: EUR 10,602 thousand). Sales revenues from product sales in the USA amounted to EUR 14.894 million, compared to EUR 6.312 million in 2017 ( 136%). In Europe, sales revenues from product sales amounted to around EUR 2.737 million, compared with EUR 1.616 million in 2017. This strong growth was driven by steadily growing sales in the largest market, the USA, as well as higher sales in the EU thanks to the approval of Ameluz® in combination with photodynamic daylight therapy (daylight PDT). The consolidated net result after income taxes amounted to EUR -8.878 million in 2018. A charge on earnings arose from the formation of provisions for future legal costs in the amount of EUR 3.489 million. These provisions include the estimated costs for legal disputes with Dusa Pharmaceuticals and Deutsche Balaton AG and related parties in each case until a decision in the next instance. An improvement in the result derived from deferred tax assets on loss carryforwards for Biofrontera Pharma GmbH amounting to EUR 10.391 million to be reported for the first time as of 31 December 2018. Biofrontera Pharma GmbH has already generated profits in the second half of 2018 thanks to the higher business volume, and it can be assumed that Biofrontera Pharma GmbH will continue to generate positive results in the future and thereby utilize its tax loss carryforwards.

22

4.3.3	Outlook for the 2019 financial year

For the 2019 financial year, the Biofrontera Group expects sales revenues of EUR 35 million to EUR 40 million and earnings before tax of EUR -9 million to EUR -11 million. Operating breakeven is expected to be reached in the fourth quarter of 2019.

The effects of the acquisition of Cutanea Life Sciences Inc. have not yet been included in this forecast for the Biofrontera Group. However, it is assumed that in 2019 this will not lead to any a negative effects on the result from operating activities and also no negative effects on the Biofrontera Group’s liquidity position. The sale of the new products Aktipak® and XepiTM is expected to generate sales revenue in the mid single-digit million range in 2019, which are not included in the aforementioned expected sales revenue.

4.3.4	Trends during the 01/01/2019 to 31/03/2019 period

On 15 April 2019, Biofrontera AG published preliminary and unaudited sales revenue figures for the period January to March 2019. The sales revenue of the Biofrontera Group thereby amounted to approximately EUR 6.8 million. This corresponds to a growth in turnover of approximately 46 % compared to the same period of the previous year, with pure product turnover increasing by approximately 48%. Preliminary and unaudited quarterly sales revenues from product sales in the USA amounted to around EUR 5.2 million, compared with EUR 3.4 million in the prior-year period (+52%). Sales revenues in Germany rose by around 72 % to EUR 1.1 million in the first quarter of 2019, up from EUR 0.6 million in the first quarter of 2018. In the rest of Europe, sales revenues amounted to around EUR 0.6 million due to the absence of re-imports within the EU and were thereby almost unchanged from the same period of the previous year.

23

4.3.5	Staff

As of 31 December 2018, the Biofrontera Group employed a total of 157 staff, compared with 126 staff as of 31 December 2017. An employees’ representation does not exist.

5	Information around the Bidder

5.1	The Bidder

The Bidder operates under the name “Maruho Deutschland GmbH”. It is a limited liability company under German law with its statutory domicile in Düsseldorf and entered in the Commercial Register of the District Court of Düsseldorf under Commercial Register Sheet No. 69727. The Bidder’s business address is: Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany The Bidder’s registered share capital amounts to EUR 50,000 as of the date of the publication of this Opinion. The managing directors of the Bidder are Mr. Junichi Hamada, Mr. Kenichi Owada and Mr. Seiichi Takada.

5.2	Corporate purpose of the Bidder

The purpose of the Bidder is the research and development, manufacture, sale, trading, import and export of prescription and non-prescription pharmaceutical products, medical devices, cosmetics and related products, dietary supplements and health food as well as other products and instruments for medical treatment.

5.3	Bidder’s shareholder structure

According to information provided by the Bidder, its ownership structure is as follows:

The sole shareholder of the Bidder is Maruho Co. Ltd., a public limited company (Kabushiki Kaisha) under Japanese law with its registered office in Osaka, Japan, with business address 1-5-22 Nakatsu, Kita-ku, Osaka, Japan. Maruho Co. Ltd is the parent company of the Maruho Group, consisting of Maruho Co. Ltd and its subsidiaries in the meaning of Section 2 (6) WpÜG (“Maruho Group”). The Board of Directors of Maruho Co. Ltd currently has nine members. Mr. Koichi Takagi is Chairman and Chief Executive Officer of Maruho Co. Ltd and a member of the Board of Directors.

24

The development of Maruho Co. Ltd. goes back to the year 1925. In July 1925, Maruho Co. Ltd was founded as “Maruho Schoten” in Osaka, Japan, and in 1920 was given the legal form of an unlimited liability company (Go-shi Gaisha) under Japanese law. In 1939, the company was transformed into a public limited company (Kabushiki Kaisha) and initially received the company name “Maruho Shoten Co., Ltd.”. After the company was newly founded in 1949, it was given the current company name “Maruho Co. Ltd.” in 1965. Maruho opened its first branch in Germany in Munich in 1983. With the establishment of the Bidder in 2013, Maruho Co. Ltd. strengthened its presence in Germany.

Maruho Co. Ltd. is a pharmaceutical company specializing in dermatology. The purpose of the company is the research and development, manufacture, distribution, import and export of pharmaceutical products and medical devices for the treatment of skin diseases. As Japan’s leading company in dermatology and a leading manufacturer of prescription topical drugs, Maruho Co. Ltd. has set itself the goal of contributing to the improvement of the global level of health through its research and development activities. Maruho Co. Ltd. also intends to strengthen its business activities outside the Japanese market, in particular in Asia, Europe and the USA.

According to the information in the Offer Document, the Maruho Group has around 1,930 employees worldwide (as of 30 September 2018) and achieved consolidated net sales (in the 2017/2018 fiscal year, i.e. in the period between 1 October 2017 and 30 September 2018) of approximately EUR 683,429,580. The share capital of Maruho Co. Ltd. as of 1 April 2019 amounts to the equivalent of approximately EUR 3,068,142 and is divided into 7,650,720 shares.

The shareholder structure of Maruho Co. Ltd. is as follows in accordance with the information in the Offer Document: The employees of Maruho Co. Ltd. Maruho hold around 30.9 % of the share capital via an association, the senior executives and members of the management of Maruho Co. Ltd. hold around 18.1 % via another association, a foundation established by Maruho Co. Ltd. and Mr. Koichi Takagi to promote research in the field of dermatology holds around 30 % and Mr. Koichi Takagi holds around 10 % of the share capital of Maruho Co. Ltd. In addition, none of the other shareholders holds more than 4 % of the share capital in each case.

25

Maruho Co. Ltd. and the subsidiaries of Maruho Co. Ltd. listed below are persons acting jointly with the Bidder pursuant to Section 2 (50) Clause 1 WpÜG in accordance with the information in the Offer Document:

Company	Headquarters	Country
Maruho Hatsujyo Kogyo Co., Ltd.	Kyoto-shi, Kyoto	Japan
Kameoka Spring Co., Ltd.	Kameoka-shi, Kyoto	Japan
Maruho Hatsujyo (Thailand) Co., LTD.	Nongkakha A. Panthong Chonburi	Thailand
Maruho Hatsujyo Innovations, Inc.	Norwell, Massachusetts	USA
Maruho Magnum Plastics, Inc.	Erie, Colorado	USA
Maruho Medical, Inc.	Reno, Nevada	USA
Maruho Relucent, Inc.	Santa Rosa, California	USA
Nissho Precision(S) Pte. LTD.	Singapore	Singapore
Pt. Maruho Hatsujyo Batam	Batam	Indonesia
Newcon Ventures LLC	Osaka	Japan
Tateyama Pharmaceutical Factory Co., Ltd	Tateyama-cho, Toyama	Japan

6	Previous relations between the Bidder and Biofrontera AG

6.1	Bidder’s interest in the Target Company

The Bidder has held an interest in Biofrontera AG since April 2013. At that time, it acquired a direct stake of around 9.07 % of the share capital and voting rights of Biofrontera AG by subscribing to 1,610,000 Biofrontera shares as part of a capital increase.

Subsequently, the Bidder participated in two further capital increases of Biofrontera AG, at the beginning of 2014 and in autumn 2016. On the occasion of these capital increases, the Bidder undertook to subscribe to an agreed number of shares and thereby made a decisive contribution to the successful implementation of the capital increases. It has thereby made an important contribution to the financing of Biofrontera AG’s business activities. As part of the capital increase at the beginning of 2014, the Bidder subscribed to 2,857,143 new Biofrontera shares, increasing its holding to approximately 20.13 % of the share capital and voting rights of the Target Company. After the Bidder’s interest had reduced to around 18.95% (June 2015) and around 14.72% (April 2016) due to further increases in the share capital of Biofrontera AG, the Bidder subscribed for a total of 3,164,443 Biofrontera shares in November 2016 as part of the capital increase, increasing its participation to around 21.58 % of the share capital and voting rights of the Target Company. Through the subscription and conversion of convertible bonds, the Bidder further increased its participation to the current level of 9,062,809 Biofrontera shares.

26

In January 2018, the Bidder supported Biofrontera AG’s intended admission of Biofrontera ADSs to the US NASDAQ stock exchange on the occasion of a rights issue. For this purpose, the Bidder made 6,000,000 Biofrontera shares available free of charge to Lang & Schwarz Broker GmbH, which had been commissioned by Biofrontera AG to process the subscription offer as part of the necessary capital increase, by way of securities lending. At the same time, the Bidder promised not to exercise subscription rights from the capital increase with subscription rights and to transfer them to Lang & Schwarz Broker GmbH free of charge. The Biofrontera shares made available by the Bidder were partly used to create the requisite number of Biofrontera ADSs that were necessary to be able to offer new shares not subscribed for by the shareholders of Biofrontera AG to potential US investors in the context of a subscription offer. Following the successful placement of the Biofrontera ADS, the bidder received 6,000,000 Biofrontera shares back from Lang & Schwarz Broker GmbH. The Bidder received from Biofrontera AG a reimbursement of expenses in the amount of EUR 60,000 for the costs it incurred in connection with the securities lending, whereby the total costs actually incurred by the Bidder – according to its statements in the Offer Document – exceeded this amount.

6.2	Operational cooperation between the Bidder and the Target Company

Since the Bidder’s acquisition of the interest in the Target Company in 2013, the Bidder and the Target Company have been regularly reviewing opportunities for operational cooperation. This applies in particular to the distribution of products of the Maruho Group by the Biofrontera Group in Europe, the distribution of products of the Biofrontera Group by Maruho Co. Ltd. in Japan, a distribution cooperation of both companies in the USA and/or joint research and development projects. The prerequisite is always a possible mutual benefit under normal market conditions.

27

On 13 July 2016, Maruho Co. Ltd. and the Target Company entered into a Collaboration and Partnership Agreement to jointly develop pharmaceutical products based on the Biofrontera Group’s patented nanoemulsion technology (Phase 1). This Phase 1 of the research cooperation was concluded on 31 March 2018. As part of the Phase 1, potential formulations for various brand generics in Europe were tested. Stable compounds were developed for some, but not all, substances and combinations that were tested. Maruho Co. Ltd. bore all research and development costs incurred as part of Phase 1 of the partnership. The newly developed intellectual property in Phase 1 is the joint property of Biofrontera AG and Maruho Co. Ltd. The previously existing intellectual property, in particular the patented nanoemulsion of Biofrontera AG, has remained the property of the respective company. Biofrontera AG and Maruho Co. Ltd. had not yet reached a binding agreement on marketing rights within the framework of Phase 1. The regulation of marketing rights is to be reserved for future follow-up agreements. Biofrontera AG and Maruho Co. Ltd. entered into a Supplemental Agreement to the Collaboration and Partnership Agreement on 23 October 2018, which sets out the above-mentioned common understanding of both parties regarding the outcome of Phase 1 of the collaboration and the existing common rights and obligations arising from this phase.

In March 2019, Maruho Co. Ltd. and Biofrontera AG entered into an agreement to continue the above-mentioned expired research collaboration in the field of branded generics. Within the framework of the agreed new project phase, Biofrontera AG will endeavor to prepare for clinical studies the formulation of one of four active substances jointly investigated in Phase 1 in Biofrontera’s nanoemulsion. The agreement does not cover clinical tests that may be performed in a subsequent project phase and would be the subject of another agreement that Maruho Co. Ltd. and Biofrontera AG will coordinate in due course depending on the results of the new project phase. The intellectual property existing at the start of the new project phase will remain with its respective owner, in particular Biofrontera’s nanoemulsion technology. New intellectual property and results of the new project phase, including project documentation, will be equally owned by Maruho Co. Ltd. and Biofrontera AG. According to the joint planning, the new project phase will incur research costs of up to EUR 1.1 million, which will be borne entirely by Maruho Co. Ltd. Should the costs exceed the budgeted amount to be borne by Maruho Co. Ltd., Maruho Co. Ltd. and Biofrontera AG will agree on how to proceed and how to bear the costs.

28

Since March 2019, Maruho Co. Ltd. and Biofrontera AG have been negotiating a cooperation in the research and development of further indications of Ameluz® for the treatment of acne. On 19 March 2019, Maruho Co. Ltd. and Biofrontera AG signed a key points paper on the planned research cooperation, albeit without obligation. According to the key points paper, a Proof of Concept study and Maximal Use Pharmacokinetic study are planned, the costs of which will be borne by Maruho Co. Ltd. to an extent to be determined. These studies may be followed by the additional clinical studies required for approval of additional indications in the US market. According to the key points paper, it is also planned that Biofrontera will grant Maruho Co. Ltd. a license to market Ameluz® in parts of Asia and Oceania, subject to conditions to be negotiated.

On 25 March 2019, Biofrontera Inc, USA, a wholly-owned subsidiary of Biofrontera AG, concluded an agreement via its subsidiary Biofrontera Newderm LLC as purchaser on the acquisition of all shares in Cutanea Life Sciences Inc. with Maruho Co. Ltd. as seller (see also Note 4.2.1). The aim of the acquisition of Cutanea Life Sciences Inc. by Biofrontera Inc. is to effectively exploit the sales potential of AKTIPAK® and XepiTM in the USA. Rights to existing research and development programs of Cutanea Life Sciences Inc. that were originally started at Maruho Co. Ltd. remain with Maruho Co. Ltd. Rights to other research and development programs of Cutanea Life Sciences Inc. will be transferred to Maruho Co. Ltd. during a transitional period. Maruho Co. Ltd. has agreed to provide up to USD 7.3 million (“Start-up Costs”) for the start-up financing of the marketing of the two new drugs in Biofrontera Inc.’s portfolio. In addition, Maruho Co. Ltd. will release Biofrontera Inc. and Cutanea Life Sciences Inc. from all existing liabilities and will bear all operating costs of Cutanea Life Sciences Inc. for the first three months after the acquisition. Biofrontera Inc. will leverage its experience and expertise as well as its successful sales structure in the USA for the future successful marketing of AKTIPAK® and XepiTM. Biofrontera Inc. acquired Cutanea Life Sciences Inc. for an initial purchase price of USD 1.00. The profits from the sale of AKTIPAK® and XepiTM reported after deduction of all costs will in future be split between Maruho Co. Ltd. and Biofrontera Inc., whereby Biofrontera Inc. guarantees Maruho Co. Ltd. as a further purchase price payment an amount to be paid until 31 December 2023 equivalent to the start-up costs rendered. The profits are then to be distributed in equal shares.

29

7	Information relating to the Offer

7.1	Relevance of the Offer Document

Some selected information included in the Offer Document is summarized below. The Management and Supervisory boards draw attention to the fact that the description of the Offer in this Opinion makes no claim to completeness and that solely the provisions of the Offer Document are of relevance for the content and processing of the takeover offer. All Biofrontera shareholders are independently responsible for examining the Offer Document and for taking the necessary related actions.

30

7.2	Summary of the Offer

The following summary of the Offer is taken from the Offer Document and serves to provide an overview. It does not include all information relating to the Offer. In their own interests, the shareholders of the Target Company should not rely solely on this overview, but should instead examine this Opinion and the Offer Document in full and in detail.

Bidder:	Maruho Deutschland GmbH with registered office in Düsseldorf, business address Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany

Target Company:	Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany

Subject of the Offer:

Purchase and acquisition of up to 4,322,530 no-par value registered shares of Biofrontera AG (ISIN DE0006046113 (WKN 604611)) including all ancillary rights existing at the time of the settlement of this Offer, in particular the right to dividends from 1 January 2018. This corresponds to approximately 9.68 % of the share capital and voting rights of Biofrontera AG entered in the commercial register at the time of publication of the Offer Document. The Bidder directly holds 9,062,809 Biofrontera shares at the time of publication of the Offer Document. This corresponds to around 20.31 % of the share capital and voting rights of Biofrontera AG.

The Offer relates only to Biofrontera shares. It does not refer to Biofrontera ADSs which represent Biofrontera shares and may be represented by ADRs (cf. Section 6.4 of the Offer Document). Holders of Biofrontera ADSs may not submit their Biofrontera ADSs for sale directly within the scope of this Offer. Holders of Biofrontera ADSs who wish to accept the Offer in respect of Biofrontera shares underlying Biofrontera ADSs are entitled to do so, but must first exchange their Biofrontera ADSs in good time for Biofrontera shares, which can then be submitted for sale under this Offer (cf. Section 21 of the Offer Document).

Consideration: (Offer Price)	EUR 6.60 per Biofrontera share

Acceptance period:	15 April 2019 to 20 May 2019, 24:00 hours (Central European Time) (subject to an extension of the Acceptance Period pursuant to Section 4.3 of the Offer Document)

Acceptance:	Pursuant to Section 11.2 of the Offer Document, acceptance must be declared in writing to the respective custodian institution during the Acceptance Period. It will become effective with the timely transfer of the Biofrontera shares for which the Offer has been accepted into the ISIN DE000A2TSHY1 (Biofrontera Shares Tendered For Sale, see Section 11.2.1 of the Offer Document).

No condition:	The Offer is not subject to any condition.

Processing:

The Offer is expected to be settled on the fifth banking day, but no later than the seventh banking day, after expiry of the Acceptance Period. The Central Settlement Agent (cf. Section 11.1 of the Offer Document) will transfer the Biofrontera Shares Tendered For Sale for which this Offer has been validly accepted within the Acceptance Period to the Bidder concurrently with payment of the Offer Price (cf. Section 4.1 of the Offer Document) to the account of the respective Custodian Institution with Clearstream Banking AG, subject to a solely proportionate allocation if the Offer is oversubscribed (cf. Section 11.6 of the Offer Document).

If and to the extent that declarations of acceptance are made by Biofrontera Shareholders in connection with this Offer for more than the 4,322,530 Biofrontera shares which are the subject of this Offer, the declarations of acceptance will be considered proportionately in the meaning of Section 19 WpÜG (cf. Section 11.6 of the Offer Document).

31

Costs of acceptance:	The acceptance of the Offer via a custodian bank domiciled in Germany (including a German branch of a foreign custodian bank) is free of charge and fees for Biofrontera Shareholders with the exception of the costs for the transmission of the declaration of acceptance to the respective custodian bank. Fees, costs and expenses of foreign depositary institutions shall be borne by the Biofrontera Shareholder who accepts this Offer, as shall any foreign stock exchange, turnover or exchange taxes resulting from the acceptance of the Offer.

No stock market trading:	Stock exchange trading in Biofrontera Shares Tendered For Sale during the Acceptance Period is not planned.

ISIN:	Biofrontera shares: ISIN DE0006046113 (WKN 604611) Biofrontera Shares Tendered For Sale: ISIN DE000A2TSHY1 (WKN A2TSHY)

Publications:

The Bidder published the Offer Document in accordance with Section 14 (3) WpÜG on 15 April 2019 by (i) publishing it on the internet at http://www.pharma-offer. (ii) copies of the Offer Document (as well as its non-binding English translation) may be obtained free of charge from Hering Schuppener Consulting, Kapitalmarkt- und Transaktionskommunikation, Berliner Allee 44, 40212 Düsseldorf, Germany (order by telephone at +49 (0) 211 43079-216 or fax at +49 (0) 211 43079-280 (by post) or e-mail at angebotsunterlage@heringschuppener.com (by e-mail)). The announcement regarding (i) the internet address at which the Offer Document is published and (ii) the availability of the Offer Document at Hering Schuppener Consulting was published in the Federal Gazette on 15 April 2019.

In accordance with the requirements of the Tier I Exemption, the Bidder is also expected to file with the SEC on 15 April 2019 a non-binding English translation of the Offer Document together with the Notice(s) as a supplement(s) to the Form CB . The information will be available free of charge on the SEC website at http://www.sec.gov as soon as it becomes available.

32

7.3	Subject of the Offer:

The Offer relates to up to 4,322,530 Biofrontera shares. It does not refer to Biofrontera ADSs that represent Biofrontera shares (cf. Section 6.4 of the Offer Document). According to the Offer Document, holders of Biofrontera ADSs can therefore not submit their Biofrontera ADSs for sale directly within the scope of the Offer. Holders of Biofrontera ADSs that wish to accept the Offer in respect of the Biofrontera shares underlying the Biofrontera ADSs are entitled to do so according to the Offer Document, but must first exchange their Biofrontera ADSs in good time for Biofrontera shares which can then be submitted for sale within the scope of the Offer.

7.4	Consideration offered by the Bidder

In accordance with the provisions of the Offer Document, the Bidder offers to acquire Biofrontera Shareholders Biofrontera shares held by them for consideration in cash per Biofrontera share in the amount of

EUR 6.60

–If more than 4,322,530 Biofrontera shares are tendered, proportional acceptance shall be applied.

7.5	Acceptance period

7.5.1	Original Acceptance Period

The period for the acceptance of the Offer (hereinafter also referred to as the “Acceptance Period”) commenced on 15 April 2019. Pursuant to the Offer Document, it should end – subject to any extension – on 20 May 2019, 24:00 hours (Frankfurt am Main local time).

7.5.2	Statutory regulations concerning extending the Acceptance Period

The Acceptance Period extends automatically in the following instances:

–	In the case of a modifications to the Offer, the Acceptance Period extends by two weeks, to the extent that the publication of the modification occurs within the last two weeks before the expiry of the Acceptance Period. This is also the case if the modified offer infringes legal regulations (Section 21 (5) of the German Securities Acquisition and Takeover Act [WpÜG]).

33

–	If a competing offer is issued by a third party during the Offer’s Acceptance Period, the expiry of the Offer’s Acceptance Period shall be determined according to the expiry of the acceptance period for the competing offer, if the Acceptance Period for the Offer expires before the expiry of the acceptance period for the competing offer (Section 22 (2) WpÜG). This is also the case if the competing offer is modified, prohibited, or infringes legal regulations.

–	If, in connection with the Offer, a General Meeting of Biofrontera AG is convened after the publication of the Offer Document, the period for the acceptance of the Offer pursuant to Section 16 (3) WpÜG – notwithstanding the regulations of Section 21 (5) and Section 22 (2) WpÜG – shall amount to ten (10) weeks from the publication of the Offer Document.

A corresponding extension of the Acceptance Period pursuant to Section 16 (3) WpÜG has meanwhile occurred; please see the following Section 7.5.3

7.5.3	Convening of the General Meeting of Biofrontera AG / extended Acceptance Period

On 26 April 2019, Biofrontera AG convened an Extraordinary General Meeting for 15 May 2019. Deutsche Balaton AG had requested the convening of this General Meeting with the only following agenda item 1 pursuant to Section 122 (1) AktG:

“Discussion of the voluntary public purchase offer in the form of a partial offer by Maruho Deutschland GmbH, Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany (AG Düsseldorf, HRB 69727) to the shareholders of Biofrontera AG to acquire up to 4,322,530 registered shares against payment of a consideration in cash of EUR 6.60”

34

According to the calculation of Biofrontera AG, as a consequence of the convening of the General Meeting, the Acceptance Period will thereby end on

24 June 2019, 24:00 hours (local time Frankfurt am Main).

The Bidder must announce the end of the extended Acceptance Period pursuant to Section 16 (3) Clause 3 WpÜG in the German Federal Gazette (Bundesanzeiger) and at http://www.pharma-offer.de .

7.6	No offer conditions

According to the Offer Document, the Offer and the share purchase agreements concluded with the acceptance of the Offer are not subject to any conditions.

7.7	Rights of withdrawal

Biofrontera shareholders are entitled to withdraw from agreements concluded through accepting the Offer in the instance of a modification to the Offer in the meaning of Section 21 (1) WpÜG pursuant to Section 21 (4) WpÜG as well as in the case of a competing offer pursuant to Section 22 (3) WpÜG.

8	Opinion relating to the type and level of consideration offered

The Management and Supervisory boards should address in their opinion the type and level of consideration offered.

8.1	No statutory regulations concerning the type and level of consideration

By contrast with takeover and mandatory offers, in the case of a public purchase offer such as is the case with this Offer, no statutory requirements exist in relation to the type or level of consideration. The regulations of Section 31 of the German Securities Acquisition and Takeover Act (WpÜG) are not applicable for the Offer. In this procedure, the Bidder is consequently under no legal obligation to offer to a consideration in accordance with statutory regulations, but can instead freely determine the type and level of the consideration it is offering.

35

8.2	Type of consideration

The Offer provides for a cash payment. In the Management and Supervisory boards’ opinion, this type of consideration is not objectionable.

8.3	Amount of consideration

The cash payment amounts to EUR 6.60 per Biofrontera share according to the Offer. In this respect, the question arises whether this amount is financially appropriate.

8.3.1	Comparison with historical stock market prices

As the Bidder clearly shows in the Offer Document (cf. Section 9.2 therein), the Offer Price of EUR 6.60 per Biofrontera share contains a premium for the accepting Biofrontera Shareholders compared to the reference values set out in the Offer Document:

–	approximately 16.61 % in relation to the closing price[1] of the Biofrontera share in the electronic trading system XETRA of the Frankfurt Stock Exchange on 1 April 2019, the day of publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) Clause 1 WpÜG;

–	approximately 15.79 % in relation to the weighted average domestic stock exchange price of the Biofrontera share during the last three months prior to 1 April 2019 as notified to the Bidder by the German Federal Financial Supervisory Authority (BaFin) by telefax dated 10 April 2019 as stated in the Offer Document as the date of publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) Clause 1 WpÜG;

–	approximately 17.23 % in relation to the volume-weighted average domestic share price[2] of the Biofrontera share during the last six months prior to 1 April 2019 as the date of publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) Clause 1 WpÜG;

–	approximately 15.18 % in relation to the volume-weighted average domestic stock exchange price[3] of the Biofrontera share during the last twelve months prior to 1 April 2019 as the date of publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) Clause 1 WpÜG.

[1]	The source for the closing price is the Frankfurt Stock Exchange (www.boerse-frankfurt.de), as stated by the Bidder in the Offer Document.
[2]	The source for the stock exchange prices on which the calculation is based is Bloomberg (http://www.bloomberg.com), as stated by the Bidder in the Offer Document.
[3]	The source for the stock exchange prices on which the calculation is based is Bloomberg (http://www.bloomberg.com), as stated by the Bidder in the Offer Document.

36

In fixing the Offer Price at EUR 6.60 per Biofrontera share in accordance with the information in the Offer Document, the Bidder has oriented itself to the above historical stock exchange prices with the proviso that the Offer Price contains a premium of approximately 15 % to 17 % depending on the reference value and should result in a round amount. According to the information in the Offer Document, the Bidder has not applied any other valuation methods for determining the Offer Price other than the aforementioned comparisons at historical stock exchange prices.

8.3.2	Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion

Biofrontera AG has obtained an independent assessment of the financial adequacy of the consideration in accordance with IDW S 8 as part of the preparation of this Opinion.

(a)	Subject of the opinion and methodology

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Girardetstrasse 2, 45131 Essen (“IVC”) was engaged by Biofrontera to produce a written opinion concerning the financial appropriateness of the consideration offered, in other words, the Offer Price, from the perspective of Biofrontera shareholders (apart from the Bidder and its affiliated companies).

IVC receives a standard market payment (fee plus reimbursement of expenses) from the Target Company for its work. The Target Company and IVC have also entered into a standard professional agreement relating to the scope of liability assumed by IVC. The compensation of IVC does not depend on the success of the Offer. It should be noted that in the past, at present and prospectively also in the future, IVC has maintained, maintains, and potentially will maintain relations with Biofrontera AG and with the Biofrontera Group, for which IVC has received compensation or will receive compensation in the future.

37

The opinion of IVC is produced based on the IDW standard as prepared by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland, hereinafter also referred to as “IDW”): “Principles for the Preparation of Fairness Opinions (IDW S 8).”

Given the standpoints developed in theory and practice, IDW S 8 presents the principles according to which financial auditors establish opinions relating to the financial appropriateness of transaction prices as part of corporate initiatives (so-called Fairness Opinions). Accordingly, the task of IVC is to assess in compliance with the methods presented in IDW S 8 whether the consideration on offer, in other words, the Offer Price, is financially appropriate in the meaning of IDW S 8. Reviewing or subjecting to an auditor’s review by IVC information presented by the Target Company or third parties does not form a subject of activity pursuant to IDW S 8.

The reporting date for the assessment by IVC is 29 April 2019.

In this connection, the Management and Supervisory boards clarify that

–	reference to the Fairness Opinion serves solely the purpose of rendering transparent the information basis on which the Management and Supervisory boards issue their opinion,
–	the Fairness Opinion was issued solely on behalf of the Target Company and to support the Management and Supervisory boards in the performance of their tasks and duties,
–	IVC has neither reviewed nor subjected to an auditor’s review the information and documents underlying the Fairness Opinion,
–	the appropriateness was determined according to IDW S 8 and assessed based mainly on the information and documents provided by the Target Company,
–	no recommendation to accept or reject the public offer is connected with the Fairness Opinion,
–	the activity of IVC does not comprise an assessment of the completeness and correctness of the opinion pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG).
–	IVC’s reporting is neither addressed to third parties nor intended for the protection of third parties. Third parties cannot derive any rights in relation to IVC from the reporting.
The agreement of IVC to attach the opinion letter to the statement of the Management and Supervisory boards does not lead to an expansion of the circle of addressees of IVC’s reporting or to the inclusion of third parties in the scope of protection of the Fairness Opinion.

38

The Opinion Letter prepared by IVC is attached to this Opinion as Annex 8.3.2.

(b)	Result of IVC’s opinion

Based on the activities conducted by IVC in compliance with IDW S 8, IVC has reached the view and communicated to the Target Company in a letter dated 29 April 2019 (“Fairness Opinion”) that the consideration offered by the Bidder is not financially appropriate in the meaning of IDW S 8.

8.3.3	Assessment of the consideration by the Management and Supervisory boards

The consideration offered by the Bidder for the Biofrontera shares, based on the reference values applied by the Bidder and based on historical stock exchange prices of the Biofrontera shares, comprises a premium of approximately 15 % to 17%. IVC, which has been commissioned by Biofrontera AG to prepare a Fairness Opinion in accordance with IDW S 8, arrives at the conclusion that the consideration offered is not financially appropriate in the meaning of IDW S 8. The company value of Biofrontera AG determined by IVC in accordance with IDW S 8 is thereby higher than the valuation based on the historical stock exchange prices applied by the Bidder, and the reference values derived therefrom plus a premium of approximately 15 % to 17%.

Although a successful execution of the Offer appears to be advantageous for Biofrontera AG as a whole, the acceptance of the Offer could therefore be disadvantageous for the individual Biofrontera shareholder on the basis of IVC’s Fairness Opinion. In the Management and Supervisory boards’ opinion, however, it must also be taken into account that the stock exchange price of Biofrontera shares in XETRA trading on the Frankfurt Stock Exchange in the period from 1 April 2019, the date of publication of the Bidder’s decision to submit the Offer, to 26 April 2019 neither reached nor exceeded an amount of EUR 6.60. The price of the Biofrontera shares in XETRA trading on the Frankfurt Stock Exchange was EUR 6.60 per share on the day of publication of the Bidder’s decision to submit the Offer. Biofrontera shareholders that do not accept the Offer must therefore bear in mind that it is not certain that they will be able to achieve sales proceeds of EUR 6.60 or more per Biofrontera share in the future. However, on the basis of IVC’s Fairness Opinion, the Management and Supervisory boards arrive at the overall conclusion that the consideration offered by the Bidder is insufficient.

39

9	Concerning the Bidder’s intentions and prospective consequences of a successful offer for the Biofrontera Group

9.1	Intentions communicated by the Bidder

9.1.1	Future business activities, use of assets and future obligations

According to the information in the Offer Document, the Bidder and Maruho Co. Ltd. intend to increase their shareholding from currently approximately 20.31 % to a total of up to 29.99 % of the share capital and voting rights of the Target Company and to continue to accompany the Target Company as a strategic partner. In the past and also in the future, it was the intention of the Bidder and Maruho Co. Ltd. that Biofrontera AG should remain an independent company, retain its business activities and further develop these alone or through suitable cooperation with Maruho Co. Ltd. The Bidder had no intentions to acquire control of the Target Company or to influence its business or financial policy beyond the ordinary exercise of the Bidder’s shareholder rights or the further expansion of its business relations with the Target Company in the interest of both companies. Equally, no intention exists to encourage the Biofrontera Group to sell some of its assets.

According to the Offer Document, the following applies with regard to the future obligations of the Target Company:

As also described in Section 5.6 of the Offer Document, Maruho Co. Ltd. and Biofrontera AG concluded an agreement on 19 March 2019 to continue the expired research cooperation in the field of branded generics. Furthermore, the intention exists to enter into a further research cooperation on the development of further indications for Ameluz® for the treatment of acne on the basis of the non-binding key points paper also signed on 19 March 2019. According to the Offer Document, the Bidder and Maruho Co. Ltd. also intend in the future to examine and, if necessary, enter into opportunities for further cooperation and cooperation with Biofrontera AG for the mutual benefit and at market conditions. They are convinced that such partnerships are in the interest of both companies, as they combine the strengths of both companies and thereby enable future innovation and further growth. According to the Offer Document, this positive development will benefit patients and customers, Biofrontera shareholders and employees of both companies. Furthermore, it is asserted that no intentions existed with regard to the future obligations of the Target Company.

40

9.1.2	Management and Supervisory boards of Biofrontera AG

According to the information in the Offer Document, the Bidder and Maruho Co. Ltd. are of the opinion that the current members of the Management Board of Biofrontera AG, Prof. Hermann Lübbert (Chief Executive Officer / CEO), Mr. Thomas Schaffer (Chief Financial Officer / CFO) and Mr. Christoph Dünwald (Chief Customer Officer / COO), have made a significant contribution to the success of the business of Biofrontera AG to date. The Bidder and Maruho Co. Ltd. would continue to support the members of the Management Board in their commitment to Biofrontera AG and therefore do not intend to initiate or support changes with regard to the size or composition of the Management Board of Biofrontera AG.

According to the information in the Offer Document, the Acquisition Offer will have no effect on the size and composition of the Supervisory Board of Biofrontera AG. According to the bylaws, the Supervisory Board of Biofrontera AG consists of six members. Neither the Bidder nor Maruho Co. Ltd. have any personal or business relationships with members of the Supervisory Board. The Bidder and Maruho Co. Ltd. do not intend to initiate any changes in the size or composition of the Supervisory Board. In the future, however, the Bidder and Maruho Co. Ltd. could aim to propose a number of suitable candidates for membership of the Supervisory Board in proportion to their shareholding.

After completion of this Offer, the Bidder and Maruho Co. Ltd. intend in any case to continue the constructive and trusting dialog with the members of the Management Board and the members of the Supervisory Board of Biofrontera AG.

41

9.1.3	Headquarters and locations of major business units

According to the information in the Offer Document, neither the Bidder nor Maruho Co. Ltd. intend to relocate or relinquish the registered offices of the individual companies of the Biofrontera Group or the individual locations of significant parts of the company.

9.1.4	Employees of Biofrontera AG and its subsidiaries, conditions of employment and employee representatives of the Biofrontera Group

According to the information in the Offer Document, the Bidder and Maruho Co. Ltd. are convinced of the high qualification and exceptional importance of the employees for the success of the business of Biofrontera AG. Accordingly, the Bidder and Maruho Co. Ltd. have full confidence in the abilities, commitment and loyalty of the employees in relation to Biofrontera AG. Maruho Co. Ltd. has always appreciated the pleasant cooperation with the employees of the Biofrontera Group within the framework of past and existing research partnerships. The Bidder and Maruho Co. Ltd. have no intentions with respect to the employees or employee representatives of the Biofrontera Group and do not intend to make any material changes to their terms of employment.

9.1.5	Structural measures

According to the information in the Offer Document, neither the Bidder nor Maruho Co. Ltd. intend to implement or support structural measures of the Target Company (squeeze-out, conclusion of company agreements, delisting, conversion measures, etc.).

9.1.6	Future business activities of the Bidder and Maruho Co. Ltd. / Financing of the Offer

According to the information contained in the Offer Document, the Bidder and Maruho Co. Ltd. do not intend any changes or measures in connection with the Acquisition Offer with respect to (i) the registered office and location of material parts of the business, (ii) the use of assets, (iii) future obligations, (iv) the employees, their representatives or employment conditions, or (v) the members of the management bodies, unless described in Section 5.5 or 5.6 or in Section 8 of the Offer Document. The probable, and especially financial, effects of the execution of the Offer on the Bidder and Maruho Co. Ltd. are described in Section 13 of the Offer Document.

42

9.2	Evaluation of the objectives and intentions of the Bidder by the Management and Supervisory boards / Probable consequences of a successful bid for the Biofrontera Group

9.2.1	Future business activity

As part of its future business activities, the Bidder intends to continue its cooperation with the Biofrontera Group and to accompany the Biofrontera Group as a strategic partner. The Management and Supervisory boards expressly welcome this intention. The cooperation with the Bidder and Maruho Co. Ltd. has proven to be successful and forward-looking for both sides in the past. On the one hand, the Bidder and Maruho Co. Ltd. have supported the development of Biofrontera AG as a strategic investor with considerable funds and, on the other hand, the partnership with the Bidder and Maruho Co. Ltd. offers Biofrontera AG considerable additional operational development potential which would not otherwise be available to Biofrontera AG, e.g. within the framework of cooperation with pure financial investors.

The Management and Supervisory boards of Biofrontera AG therefore support the Bidder’s intention to increase its shareholding to 29.99 % of the share capital and voting rights. In the past, the Bidder and Maruho Co. Ltd. have consistently proven themselves to be financially and technically supportive, cooperative and above all reliable shareholders and strategic partners. In the Management and Supervisory boards’ opinion, an increase in their participation to the desired extent should promote the understanding of Biofrontera AG as a successful company on the capital market as well as support the internal stability of the shareholder base.

The fact that the Bidder and Maruho Co. Ltd. would in future have a numerical blocking minority if the Offer were successful, and the 25 % threshold was exceeded, is not considered by the Management and Supervisory boards to be a disadvantage for Biofrontera AG. Firstly, the Bidder and Maruho Co. Ltd. should in fact already now have a blocking minority at the General Meeting of Biofrontera AG. Above all, however, the Bidder and Maruho Co. Ltd. have, in the Management and Supervisory boards’ opinion, shown in the past that they feel committed to the corporate welfare of Biofrontera AG as a whole.

43

9.2.2	Future composition of the Management and Supervisory boards

In the Management and Supervisory boards’ opinion, a successful offer would not have any negative effects on the composition of the Management and Supervisory boards. The Management and Supervisory boards are convinced that it was and is a key success factor for Biofrontera AG to be able to operate in the market with a high degree of independence and agility. Interference by individual shareholders or shareholder groups in the operational management of Biofrontera AG could impair this ability. Insofar as the Bidder states in the Offer Document that it does not wish to initiate or support changes with regard to the size or composition of the Management Board of Biofrontera AG, this will take appropriate account of this. According to the Offer Document, the Offer will also have no effect on the size and composition of the Supervisory Board of Biofrontera AG. The Management and Supervisory boards welcome this as well for the reasons stated.

The Management and Supervisory boards consider the statements made by the Bidder in the Offer Document to be conclusive and credible in this respect as well as in other respects, especially as the Bidder and Maruho Co. Ltd. have not only proven themselves to be reliable partners in the past, but have also always acted prudently, moderately and cautiously with regard to the composition of the Management and Supervisory boards.

Insofar as the Bidder announces that it may strive in the future for a representative office in the Supervisory Board that is appropriate to its participation, this will have to be decided by the General Meeting and, in the Management and Supervisory boards’ opinion of Biofrontera AG, represents a legitimate and comprehensible concern. Due to the high technical expertise of the managing directors and employees of the Maruho Group, with whom the Biofrontera Group was previously able to work, the Management and Supervisory boards believe that the opportunity for a meaningful diversification of the Supervisory Board would arise in this case.

44

9.2.3	Consequences of a successful offer for the Target Company’s employees, employment conditions and the locations

The Management and Supervisory boards do not expect any negative effects for the employees of the Biofrontera Group, the employment conditions and the locations of the Biofrontera Group in the event of a successful offer. In this respect, too, the Management and Supervisory boards welcome the objectives communicated by the Bidder in the Offer Document and consider them to be comprehensible and credible. In addition, the Management and Supervisory boards assume that the operative cooperation with the Maruho Group in particular, and its intended deepening, will also offer individual development opportunities for the employees of the Biofrontera Group in the future, which at the same time can contribute to the safeguarding and positive further development of the employment conditions and the locations of the Biofrontera Group. No employee representations exist within the Biofrontera Group.

9.2.4	Structural measures

The Management and Supervisory boards consider it comprehensible and credible that the Bidder is not striving for any structural measures and welcome this, as structural measures could have a negative impact on the independence of Biofrontera AG.

9.2.5	Statement on the described future business activities of the Bidder and Maruho Co. Ltd. and on the financing of the Offer

The Management and Supervisory boards take positive note of the fact that the Bidder and Maruho Co. Ltd. do not intend to significantly change their own business activities as a result of the Offer, so that consequently they appear to be a reliable partner for a trusting cooperation in the future. Insofar as it is stated in the Offer Document that the Offer will be financed from equity and thereby not from external funds, the Management and Supervisory boards also take positive note of this, because if the Offer is successful, this should not result in any risks for Biofrontera AG, as may frequently be associated with company or share acquisitions financed by external capital for the Target Company concerned.

9.3	Summarizing appraisal of the Bidder’s objectives

The Bidder and Maruho Co. Ltd. have accompanied Biofrontera AG for several years as strategic partners and shareholders. The relationship between the Bidder and Maruho Co. Ltd. has always been characterized by a very high degree of reliability and trust. Overall, the cooperation between the Maruho Group and the Biofrontera Group was, and is, of considerable benefit to Biofrontera AG and consequently also to its shareholders. The intentions of the Bidder and Maruho Co. Ltd. are, in the Management and Supervisory boards’ opinion, to further promote and support the successful business activities of the Biofrontera Group. In operational terms, the cooperation between the Maruho Group and the Biofrontera Group was intensified considerably and promisingly in 2019, and a further intensification of the operational cooperation is aimed at, as far as value-adding opportunities for both sides emerge. The fact that the Bidder and Maruho Co. Ltd. are now also endeavoring with the Offer to enhance their position as shareholders to the desired extent below a control threshold seems logical to the Management and Supervisory boards. If the independent management of the Biofrontera AG company were maintained, a successful bid would result in a consistent and desirable stabilization of the shareholding in Biofrontera AG, also from the point of view of the Management and Supervisory boards. Overall, the Management and Supervisory boards assess the objectives of the Bidder and a possible success of the Offer as positive and thereby in the interests of Biofrontera AG and Biofrontera shareholders.

45

10	Interests of the Management and Supervisory boards of Biofrontera AG

10.1	No guarantee or prospect of benefits

The Bidder and persons acting together with it have not granted or held out the prospect of unjustified monetary payments or other unjustified benefits in kind to the Target Company’s Management and Supervisory board members in connection with the Offer.

10.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this Opinion / Voting abstentions

The members of the Management and Supervisory boards hereby declare that they have acted solely in the interests of the Target Company when issuing this Opinion.

The Management Board approved this Opinion unanimously and without abstention.

The Supervisory Board approved this Opinion unanimously and without abstention.

46

11	Intention of the members of the Management and Supervisory boards to accept the Offer

11.1	Management Board

The Chairman of the Management Board (CEO), Prof. Dr. Hermann Lübbert, holds a total of 744,678 Biofrontera shares.

Management Board member, Mr. Thomas Schaffer, holds a total of 56,265 Biofrontera shares and 1,500 Biofrontera ADSs.

Management Board member, Mr. Christoph Dünwald, holds a total of 125,000 Biofrontera shares.

The Chairman of the Management Board, Prof. Dr. Hermann Lübbert, intends to accept the Offer for 200,000 of the 744,678 Biofrontera shares held by him, corresponding to approximately 26.86%. The other Management Board members do not intend to accept the Offer.

11.2	Supervisory Board

Mr. Jürgen Baumann holds a total of 30,000 Biofrontera shares.

Mr. Kevin Weber holds a total of 5,000 Biofrontera shares.

The aforementioned Supervisory Board members do not intend to accept the Offer. The other members of the Supervisory Board do not hold any Biofrontera shares.

12	Summarizing opinion of the Management and Supervisory boards

The Management and Supervisory boards welcome the Bidder’s Offer and consider the objectives of the Bidder and Maruho Co. Ltd. stated in the Offer Document to be in the interest of the Biofrontera Group.

47

The consideration offered by the Bidder for the Biofrontera shares, based on the reference values used by the Bidder and based on historical stock exchange prices of the Biofrontera shares, comprises a premium of approximately 15 % to 17%. IVC, which was commissioned by Biofrontera AG to prepare a Fairness Opinion in accordance with IDW S 8, arrives at the conclusion that the consideration offered is not financially appropriate in the sense of IDW S 8. The company value of Biofrontera AG determined by IVC in accordance with IDW S 8 is thereby higher than the valuation based on the historical stock exchange prices and observation periods used by the Bidder as well as the reference values derived therefrom plus a premium of approximately 15 % to 17%.

Although a successful execution of the Offer appears to be advantageous for Biofrontera AG as a whole, the acceptance of the Offer could therefore be disadvantageous for the individual Biofrontera shareholder on the basis of IVC’s Fairness Opinion. In the Management and Supervisory boards’ opinion, however, it must also be taken into account that the stock exchange price of Biofrontera shares in XETRA trading on the Frankfurt Stock Exchange in the period from 1 April 2019, the date of publication of the Bidder’s decision to submit the Offer, to 26 April 2019 neither reached nor exceeded an amount of EUR 6.60. The price of the Biofrontera shares in XETRA trading on the Frankfurt Stock Exchange was EUR 6.60 per share on the day of publication of the Bidder’s decision to submit the Offer. Biofrontera shareholders who do not accept the Offer must therefore bear in mind that it is not certain that they will be able to achieve sales proceeds of EUR 6.60 or more per Biofrontera share in the future. However, on the basis of IVC’s Fairness Opinion, the Management and Supervisory boards of Biofrontera AG arrive at the overall conclusion that the consideration offered by the Bidder is insufficient.

In the Management and Supervisory boards’ opinion, an increase of the Bidder’s participation in the Target Company to the desired extent, taking into account the Bidder’s stated objectives, appears to be so beneficial and advantageous for Biofrontera AG – and thereby also for Biofrontera shareholders – that the Management and Supervisory boards recommend Biofrontera shareholders to accept the Offer in accordance with the explanations contained in this Opinion and on the basis of their findings and assessments at the date of this Opinion, including taking into account the assessment of the amount of the consideration.

Leverkusen, 29 April 2019

Biofrontera AG

The Management Board	The Supervisory Board

48

Annex 8.3.2

Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion dated 29 April 2019

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Girardetstraße 2, D 45131 Essen, Postfach 34 02 19, D 45074 Essen
Aufsichtsratsvorsitzender: Dr. Andreas Keil, Vorstand: WP Dr. Lars Franken, WP Dr. Jörn Schulte
T + 49 (0) 201-31 04 83-0, F + 49 (0) 201-31 04 83-99, www.ivc-wpg.com, Amtsgericht Essen HRB 18684

Personal / Confidential

Independent Valuation & Consulting IVC

April 29, 2019
lars.franken@ivc-wpg.com
+49 (0) 201-31 04 83 85

Fairness Opinion on the financial adequacy of the consideration offered to the shareholders of Biofrontera AG in accordance with the Offer Document of Maruho Deutschland GmbH as of April 15, 2019 – Opinion Letter

non binding convinience translation

Ladies and Gentlemen,

the Management Board of Biofrontera AG, Leverkusen (hereinafter "Biofrontera" or the "Company" or the "Target Company") has commissioned us to prepare a fairness opinion on the financial adequacy of the consideration offered in accordance with the Offer Document of Maruho Deutschland GmbH, Leverkusen (hereinafter "Maruho Deutschland" or the "Bidder").

A. Order and order execution

Biofrontera specialises in the development and commercialisation of innovative dermatological drugs and therapies, including therapies for the treatment of certain forms of white skin cancer.

On April 1, 2019, Maruho Deutschland published its decision to submit a voluntary purchase offer for up to 4,322,530 Biofrontera shares (equivalent to approx. 9.68 % of Biofrontera shares issued) pursuant to Section 10 (1) and (3) WpÜG; on April 15, 2019, Maruho Deutschland published a corresponding voluntary purchase offer for up to 4,322,530 Biofrontera shares pursuant to Section 14 (2) and (3) WpÜG. Maruho Deutschland is a wholly-owned subsidiary of Maruho Co., Ltd, Osaka (Japan) (hereinafter also individually or jointly with Maruho Deutschland referred to as 'Maruho') and currently one of Biofrontera's largest shareholders with a stake of around 20.31 %. The objective of the purchase offer is to increase the shareholding to a total of up to 29.99 % of the share capital and the voting rights of Biofrontera.

Pursuant to Section 27 (1) WpÜG, the Management Board and the Supervisory Board of the Target Company must submit a reasoned opinion on the Offer in accordance with the Offer Document.

P-19-0324-Biofrontera FO II-Opinion Letter-SRI 1 / 7

Against this background, Biofrontera, in the context of the statement pursuant to Section 27 WpÜG on a possible later voluntary purchase offer, commissioned IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen (hereinafter "IVC") on April 1, 2019, initially as a precaution by telephone, with the preparation of a fairness opinion (consisting of an "Opinion Letter" and a "Valuation Memorandum") for the independent assessment of the relationship between performance and consideration for the information of the Executive Board and Supervisory Board. The written commission was then submitted after the publication of the Offer Document.

IVC's Fairness Opinion is based on the IDW Standard "Principles for the Preparation of Fairness Opinions (IDW S 8)" which has been published by the Institut der Wirtschaftsprüfer in Deutschland e.V. (Institute of Chartered Accountants in Germany) (hereinafter referred to as "IDW").

The date on which this Fairness Opinion was signed (April 29, 2019) was determined to be the assessment date.

According to IDW S 8, financial adequacy exists if the transaction price to be assessed lies within a range of values determined on the basis of the net present value approach as well as transaction prices used for comparison. If the transaction object is subject to a timely company valuation according to the IDW Standard: "Principles for the Performance of Company Valuations (IDW S 1 as amended in 2008)", this should be used as a benchmark (cf. IDW S 8 (6)).

The procedures and analyses used to assess the transaction price and the supplementary information used generally result in a range as criterion for assessment. The auditor must assess the informative value of the range determined in accordance with the various procedures in order to correct any outliers and thereby further compress the range. The transaction price is appropriate within the meaning of this IDW Standard if it is within or above the range in the event of a sale or within or below the range in the event of an acquisition (cf. IDW S 8 (30)).

non binding convinience translation

P-19-0324-Biofrontera FO II-Opinion Letter-SRI 2 / 7

Independent
Valuation & Consulting IVC

Against this background, we, as an independent and impartial expert on behalf of Biofrontera, assessed as of the reference date April 29, 2019 whether the consideration offered in accordance with the Offer Document, consisting of the payment of a cash consideration in the amount of € 6,60

per share of Biofrontera is financially appropriate within the meaning of the IDW Standard: Principles for the Issuance of Fairness Opinions (IDW S 8).

IVC's reporting exclusively serves to inform the Executive Board and Supervisory Board of Biofrontera. It does not replace an independent assessment or assessment of the financial adequacy of the consideration offered by Maruho Deutschland. It does not contain any recommendation to approve or reject the proposed transaction, nor does it include an assessment as to whether the terms of the transaction meet the legal requirements. The valuations shown exclusively serve determining assessment criteria for the transaction price to be assessed. They do not serve the purpose of an independent valuation of the transaction object, for example, to determine its fair value or current market value.

The audit or review of the information provided to us by Biofrontera or third parties for completeness and accuracy was not the subject of our activities in accordance with IDW S 8.

Our contractual relationship with the Company is based on the attached General Terms and Conditions for the Engagement of Auditors and Auditing Companies in the version dated January 1, 2017, as well as on the agreements made by way of a letter of engagement and commission.

non-binding convenience translation

P-19-0324-Biofrontera FO II-Opinion Letter-SRI 3 / 7

B. Information basis

From April 1, 2019 to April 29, 2019 we carried out our work mainly in our office in Essen.

We have received the following documents from Biofrontera in particular:

- Offer Document "Freiwilliges öffentliches Erwerbsangebot in Form eines Teilangebots (Barangebot) der Maruho Deutschland GmbH, Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Deutschland, an die Aktionäre der Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Deutschland, zum Erwerb von insgesamt bis zu 4.322.530 auf den Namen lautenden Stückaktien der Biofrontera AG gegen Zahlung einer Geldleistung in Höhe von EUR 6,60 je Aktie" as of April 15, 2019 (publication).
- Annual reports of Biofrontera AG for the financial years 2014, 2015, 2016 and 2017,
- Biofrontera AG annual report for the financial year 2018 in draft form,
- Audit reports of Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, for the consolidated financial statements of Biofrontera AG for the fiscal years 2014, 2015, 2016 and 2017,
- Preliminary balance sheet, income statement and cash flow statement of Biofrontera AG (consolidated financial statements) as of December 31, 2018,
- Consolidated multi-year planning of Biofrontera AG dated December 8, 2018 (actuality confirmed by company) and
- Information related to the acquisition of Cutanea Life Sciences, Inc. in March 2019 (not included in Biofrontera AG's multi-year planning).

Possible future synergies resulting from an intensified cooperation of Biofrontera and Maruho following the acceptance of the Offer according to the Offer Document were not considered in this Fairness Opinion.

non-binding convinience translation

P-19-0324-Biofrontera FO II-Opinion Letter-SRI 4 / 7

During our work, we also made use of publicly available information and capital market data from financial information providers S&P Capital IQ and Thomson Reuters Eikon.

Information was provided to us in particular by

- Thomas Schaffer, Chief Financial Officer of Biofrontera AG, Leverkusen,
- Hans-Dieter Stock, Vice President of Controlling of Biofrontera AG, Leverkusen,
- Andrea Piotraschke, Senior Director of Accounting of Biofrontera AG, Leverkusen.

The Executive Board of Biofrontera has declared to us that to the best of its knowledge and assessment – and to the extent that they were available to Biofrontera – all information and documents required for our activities have completely and correctly been made available to us.

C. Standard for assessing financial adequacy

In order to determine the range of assessment criteria used for comparison, we applied the following procedures when determining the enterprise value of Biofrontera; in doing so, we determined the enterprise value of Biofrontera using a net present value-oriented procedure and subsequently checked its plausibility using various capital market data / information:

- Net present value-oriented procedure: DCF method

  We have used a discounted cash flow method as the capital value-oriented valuation method for determining the enterprise value of Biofrontera.

  If the discounted cash flow method is applied, the enterprise value is determined by discounting cash flows. The relevant cash flows were the financial surpluses derived from corporate planning to which all equity and debt lenders are entitled (gross method), which are discounted using the weighted average cost of capital (WACC method). Where available, special values are taken into account and net financial debt deducted.

  The basis of our activity was the planning provided to us. We have checked it for obvious inaccuracies. The valuation-relevant free cash flows were discounted using maturity- and risk-equivalent capital costs.

non-binding convenience translation

P-19-0324-Biofrontera FO II-Opinion Letter-SRI 5 / 7

- Market price-oriented procedures: multiples

  We have determined trading multiples on the basis of peer group companies. On the basis of this we have checked the company value of Biofrontera for plausibility.

- Further plausibility considerations: Biofrontera share price and analysts' price estimates.

  We analyzed the stock market price of Biofrontera in the period prior to the submission of the purchase offer. In addition, we have used price estimates from analysts.

The company value determined by us on the basis of Biofrontera's planning is above the current level of Biofrontera's share price. If the Biofrontera share price approaches the company value in the long term, a Biofrontera shareholder accepting the purchase offer with a consideration of € 6,60 per share will not participate or will only participate in a fraction of these possible price increases.

The consideration of € 6,60 offered in the Offer Document represents a surcharge of approximately 4 % compared to the level of the share price at the time of the submission of the Offer Document.

non-binding convinience translation

P-19-0324-Biofrontera FO II-Opinion Letter-SRI 6 / 7

D. Summarizing statement

On the basis of the activities carried out by us in compliance with IDW S 8, we are of the opinion that the consideration offered, consisting of a cash payment in the amount of € 6,60

per Biofrontera share, is not financially appropriate within the meaning of IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8).

We issue this statement on financial adequacy in accordance with the professional principles set out in particular in Sections 2 and 43 of the German Auditing Act (Wirtschaftsprüfungsordnung).

Essen, April 29, 2019

IVC Independent Valuation & Consulting
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Dr. Jörn Schulte
(Auditor)

Dr. Lars Franken
(Auditor)

Enclosures

- Allgemeine Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften vom 1. Januar 2017
- General Engagement Terms for German Public Auditors and Public Audit Firms as of January 1, 2017

non-binding convinience translation

P-19-0324-Biofrontera FO II-Opinion Letter-SRI 7 / 7

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2017

DokID:

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im Nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Steuerberatung, Beratungen in wirtschaftlichen Angelegenheiten und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Dritte können nur dann Ansprüche aus dem Vertrag zwischen Wirtschaftsprüfer und Auftraggeber herleiten, wenn dies ausdrücklich vereinbart ist oder sich aus zwingenden gesetzlichen Regelungen ergibt. Im Hinblick auf solche Ansprüche gelten diese Auftragsbedingungen auch diesen Dritten gegenüber.

2. Umfang und Ausführung des Auftrags

(1) Gegenstand des Auftrags ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer übernimmt im Zusammenhang mit seinen Leistungen keine Aufgaben der Geschäftsführung. Der Wirtschaftsprüfer ist für die Nutzung oder Umsetzung der Ergebnisse seiner Leistungen nicht verantwortlich. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrags sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Ändert sich die Sach- oder Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Mitwirkungspflichten des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, dass dem Wirtschaftsprüfer alle für die Ausführung des Auftrags notwendigen Unterlagen und weiteren Informationen rechtzeitig übermittelt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrags von Bedeutung sein können. Dies gilt auch für die Unterlagen und weiteren Informationen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden. Der Auftraggeber wird dem Wirtschaftsprüfer geeignete Auskunftspersonen benennen.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der weiteren Informationen sowie der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

(1) Der Auftraggeber hat alles zu unterlassen, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährdet. Dies gilt für die Dauer des Auftragsverhältnisses insbesondere für Angebote auf Anstellung oder Übernahme von Organfunktionen und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

(2) Sollte die Durchführung des Auftrags die Unabhängigkeit des Wirtschaftsprüfers, die der mit ihm verbundenen Unternehmen, seiner Netzwerkunternehmen oder solcher mit ihm assoziierten Unternehmen, auf die die Unabhängigkeitsvorschriften in gleicher Weise Anwendung finden wie auf den Wirtschaftsprüfer, in anderen Auftragsverhältnissen beeinträchtigen, ist der Wirtschaftsprüfer zur außerordentlichen Kündigung des Auftrags berechtigt.

5. Berichterstattung und mündliche Auskünfte

Soweit der Wirtschaftsprüfer Ergebnisse im Rahmen der Bearbeitung des Auftrags schriftlich darzustellen hat, ist alleine diese schriftliche Darstellung maßgebend. Entwürfe schriftlicher Darstellungen sind unverbindlich. Sofern nicht anders vereinbart, sind mündliche Erklärungen und Auskünfte des Wirtschaftsprüfers nur dann verbindlich, wenn sie schriftlich bestätigt werden. Erklärungen und Auskünfte des Wirtschaftsprüfers außerhalb des erteilten Auftrags sind stets unverbindlich.

6. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Arbeitsergebnisse oder Auszüge von Arbeitsergebnissen – sei es im Entwurf oder in der Endfassung) oder die Information über das Tätigwerden des Wirtschaftsprüfers für den Auftraggeber an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, es sei denn, der Auftraggeber ist zur Weitergabe oder Information aufgrund eines Gesetzes oder einer behördlichen Anordnung verpflichtet.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers und die Information über das Tätigwerden des Wirtschaftsprüfers für den Auftraggeber zu Werbezwecken durch den Auftraggeber sind unzulässig.

7. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen, Unterlassen bzw. unberechtigter Verweigerung, Unzumutbarkeit oder Unmöglichkeit der Nacherfüllung kann er die Vergütung mindern oder vom Vertrag zurücktreten; ist der Auftrag nicht von einem Verbraucher erteilt worden, so kann der Auftraggeber wegen eines Mangels nur dann vom Vertrag zurücktreten, wenn die erbrachte Leistung wegen Fehlschlagens, Unterlassung, Unzumutbarkeit oder Unmöglichkeit der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muss vom Auftraggeber unverzüglich in Textform geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z.B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse infrage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

8. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze (§ 323 Abs. 1 HGB, § 43 WPO, § 203 StGB) verpflichtet, über Tatsachen und Umstände, die ihm bei seiner Berufstätigkeit anvertraut oder bekannt werden, Stillschweigen zu bewahren, es sei denn, dass der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer wird bei der Verarbeitung von personenbezogenen Daten die nationalen und europarechtlichen Regelungen zum Datenschutz beachten.

9. Haftung

(1) Für gesetzlich vorgeschriebene Leistungen des Wirtschaftsprüfers, insbesondere Prüfungen, gelten die jeweils anzuwendenden gesetzlichen Haftungsbeschränkungen, insbesondere die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Sofern weder eine gesetzliche Haftungsbeschränkung Anwendung findet noch eine einzelvertragliche Haftungsbeschränkung besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, sowie von Schäden, die eine Ersatzpflicht des Herstellers nach § 1 ProdHaftG begründen, bei einem fahrlässig verursachten einzelnen Schadensfall gemäß § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt.

(3) Einreden und Einwendungen aus dem Vertragsverhältnis mit dem Auftraggeber stehen dem Wirtschaftsprüfer auch gegenüber Dritten zu.

(4) Leiten mehrere Anspruchsteller aus dem mit dem Wirtschaftsprüfer bestehenden Vertragsverhältnis Ansprüche aus einer fahrlässigen Pflichtverletzung des Wirtschaftsprüfers her, gilt der in Abs. 2 genannte Höchstbetrag für die betreffenden Ansprüche aller Anspruchsteller insgesamt.

Alle Rechte vorbehalten. Ohne Genehmigung des Verlages ist es nicht gestattet, die Vordrucke ganz oder teilweise nachzudrucken bzw. auf fotomechanischem oder elektronischem Wege zu vervielfältigen und/oder zu verbreiten.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

50261
09/2016

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315

DokID:

(5) Ein einzelner Schadensfall im Sinne von Abs. 2 ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfasst sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(6) Ein Schadensersatzanspruch erlischt, wenn nicht innerhalb von sechs Monaten nach der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Dies gilt nicht für Schadensersatzansprüche, die auf vorsätzliches Verhalten zurückzuführen sind, sowie bei einer schuldhaften Verletzung von Leben, Körper oder Gesundheit sowie bei Schäden, die eine Ersatzpflicht des Herstellers nach § 1 ProdHaftG begründen. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Ändert der Auftraggeber nachträglich den durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschluss oder Lagebericht, darf er diesen Bestätigungsvermerk nicht weiterverwenden.

Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfasst nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, dass der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Fall hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, dass dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfasst die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 Buchst. d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Sofern der Wirtschaftsprüfer auch Steuerberater ist und die Steuerberatervergütungsverordnung für die Bemessung der Vergütung anzuwenden ist, kann eine höhere oder niedrigere als die gesetzliche Vergütung in Textform vereinbart werden.

(6) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrags. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z.B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen,

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlungen, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen und

d) die Unterstützung bei der Erfüllung von Anzeige- und Dokumentationspflichten.

(7) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzugs wird nicht übernommen.

12. Elektronische Kommunikation

Die Kommunikation zwischen dem Wirtschaftsprüfer und dem Auftraggeber kann auch per E-Mail erfolgen. Soweit der Auftraggeber eine Kommunikation per E-Mail nicht wünscht oder besondere Sicherheitsanforderungen stellt, wie etwa die Verschlüsselung von E-Mails, wird der Auftraggeber den Wirtschaftsprüfer entsprechend in Textform informieren.

13. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Ist der Auftraggeber kein Verbraucher, so ist eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

14. Streitschlichtungen

Der Wirtschaftsprüfer ist nicht bereit, an Streitbeilegungsverfahren vor einer Verbraucherschlichtungsstelle im Sinne des § 2 des Verbraucherstreitbeilegungsgesetzes teilzunehmen.

15. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315

[Translator's notes are in square brackets]

General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2017

DokID:

1. Scope of application

(1) These engagement terms apply to contracts between German Public Auditors (*Wirtschaftsprüfer*) or German Public Audit Firms (*Wirtschaftsprüfungsgesellschaften*) – hereinafter collectively referred to as "German Public Auditors" – and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule.

(2) Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties.

2. Scope and execution of the engagement

(1) Object of the engagement is the agreed service – not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (*Grundsätze ordnungsmäßiger Berufsausübung*). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement.

(2) Except for assurance engagements (*betriebswirtschaftliche Prüfungen*), the consideration of foreign law requires an express written agreement.

(3) If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obligated to refer the engaging party to changes or any consequences resulting therefrom.

3. The obligations of the engaging party to cooperate

(1) The engaging party shall ensure that all documents and further information necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditor's work. The engaging party will also designate suitable persons to provide information.

(2) Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor.

4. Ensuring independence

(1) The engaging party shall refrain from anything that endangers the independence of the German Public Auditor's staff. This applies throughout the term of the engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept engagements on their own behalf.

(2) Were the performance of the engagement to impair the independence of the German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engagement relationships, the German Public Auditor is entitled to terminate the engagement for good cause.

5. Reporting and oral information

To the extent that the German Public Auditor is required to present results in writing as part of the work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information of the German Public Auditor outside of the engagement are always non-binding.

6. Distribution of a German Public Auditor's professional statement

(1) The distribution to a third party of professional statements of the German Public Auditor (results of work or extracts of the results of work whether in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor's written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement.

(2) The use by the engaging party for promotional purposes of the German Public Auditor's professional statements and of information about the German Public Auditor acting for the engaging party is prohibited.

7. Deficiency rectification

(1) In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance, for subsequent non-performance or unjustified refusal to perform subsequently, or for unconscionability or impossibility of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscionability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist.

(2) The engaging party must assert a claim for the rectification of deficiencies in writing (*Textform*) [*Translators Note: The German term "Textform" means in written form, but without requiring a signature*] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement of the time limit under the statute of limitations.

(3) Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor's professional statement (long-form reports, expert opinions etc.) may be corrected – also versus third parties – by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditor's professional statement entitle the German Public Auditor to withdraw such statement – also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable.

8. Confidentiality towards third parties, and data protection

(1) Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: *Handelsgesetzbuch*], § 43 WPO [German Law regulating the Profession of Wirtschaftsprüfer: *Wirtschaftsprüferordnung*], § 203 StGB [German Criminal Code: *Strafgesetzbuch*]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circumstances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confidentiality obligation.

(2) When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection.

9. Liability

(1) For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply.

(2) Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability of the German Public Auditor for claims for damages of any other kind, except for damages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: *Produkthaftungsgesetz*], for an individual case of damages caused by negligence is limited to € 4 million pursuant to § 54 a Abs. 1 Nr. 2 WPO.

(3) The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties.

All rights reserved. This form may not be reprinted, either in whole or in part, or copied in any manner, without the express written consent of the publisher.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315

(4) When multiple claimants assert a claim for damages arising from an existing contractual relationship with the German Public Auditor due to the German Public Auditor's negligent breach of duty, the maximum amount stipulated in paragraph 2 applies to the respective claims of all claimants collectively.

(5) An individual case of damages within the meaning of paragraph 2 also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty regardless of whether the damages occurred in one year or in a number of successive years. In this case, multiple acts or omissions based on the same source of error or on a source of error of an equivalent nature are deemed to be a single breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the German Public Auditor is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

DokID:

(6) A claim for damages expires if a suit is not filed within six months subsequent to the written refusal of acceptance of the indemnity and the engaging party has been informed of this consequence. This does not apply to claims for damages resulting from scienter, a culpable injury to life, body or health as well as for damages that constitute a liability for replacement by a producer pursuant to § 1 ProdHaftG. The right to invoke a plea of the statute of limitations remains unaffected.

10. Supplementary provisions for audit engagements

(1) If the engaging party subsequently amends the financial statements or management report audited by a German Public Auditor and accompanied by an auditor's report, he may no longer use this auditor's report.

If the German Public Auditor has not issued an auditor's report, a reference to the audit conducted by the German Public Auditor in the management report or any other public reference is permitted only with the German Public Auditor's written consent and with a wording authorized by him.

(2) If the German Public Auditor revokes the auditor's report, it may no longer be used. If the engaging party has already made use of the auditor's report, then upon the request of the German Public Auditor he must give notification of the revocation.

(3) The engaging party has a right to five official copies of the report. Additional official copies will be charged separately.

11. Supplementary provisions for assistance in tax matters

(1) When advising on an individual tax issue as well as when providing ongoing tax advice, the German Public Auditor is entitled to use as a correct and complete basis the facts provided by the engaging party – especially numerical disclosures; this also applies to bookkeeping engagements. Nevertheless, he is obligated to indicate to the engaging party any errors he has identified.

(2) The tax advisory engagement does not encompass procedures required to observe deadlines, unless the German Public Auditor has explicitly accepted a corresponding engagement. In this case the engaging party must provide the German Public Auditor with all documents required to observe deadlines – in particular tax assessments – on such a timely basis that the German Public Auditor has an appropriate lead time.

(3) Except as agreed otherwise in writing, ongoing tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporate tax and business tax, as well as wealth tax returns, namely on the basis of the annual financial statements, and on other schedules and evidence documents required for the taxation, to be provided by the engaging party

b) examination of tax assessments in relation to the taxes referred to in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) support in tax audits and evaluation of the results of tax audits with respect to the taxes referred to in (a)

e) participation in petition or protest and appeal procedures with respect to the taxes mentioned in (a).

In the aforementioned tasks the German Public Auditor takes into account material published legal decisions and administrative interpretations.

(4) If the German Public auditor receives a fixed fee for ongoing tax advice, the work mentioned under paragraph 3 (d) and (e) is to be remunerated separately, except as agreed otherwise in writing.

(5) Insofar the German Public Auditor is also a German Tax Advisor and the German Tax Advice Remuneration Regulation (*Steuerberatungsvergütungsverordnung*) is to be applied to calculate the remuneration, a greater or lesser remuneration than the legal default remuneration can be agreed in writing (*Textform*).

(6) Work relating to special individual issues for income tax, corporate tax, business tax, valuation assessments for property units, wealth tax, as well as all issues in relation to sales tax, payroll tax, other taxes and dues requires a separate engagement. This also applies to:

a) work on non-recurring tax matters, e.g. in the field of estate tax, capital transactions tax, and real estate sales tax;

b) support and representation in proceedings before tax and administrative courts and in criminal tax matters;

c) advisory work and work related to expert opinions in connection with changes in legal form and other re-organizations, capital increases and reductions, insolvency related business reorganizations, admission and retirement of owners, sale of a business, liquidations and the like, and

d) support in complying with disclosure and documentation obligations.

(7) To the extent that the preparation of the annual sales tax return is undertaken as additional work, this includes neither the review of any special accounting prerequisites nor the issue as to whether all potential sales tax allowances have been identified. No guarantee is given for the complete compilation of documents to claim the input tax credit.

12. Electronic communication

Communication between the German Public Auditor and the engaging party may be via e-mail. In the event that the engaging party does not wish to communicate via e-mail or sets special security requirements, such as the encryption of e-mails, the engaging party will inform the German Public Auditor in writing (*Textform*) accordingly.

13. Remuneration

(1) In addition to his claims for fees, the German Public Auditor is entitled to claim reimbursement of his expenses; sales tax will be billed additionally. He may claim appropriate advances on remuneration and reimbursement of expenses and may make the delivery of his services dependent upon the complete satisfaction of his claims. Multiple engaging parties are jointly and severally liable.

(2) If the engaging party is not a consumer, then a set-off against the German Public Auditor's claims for remuneration and reimbursement of expenses is admissible only for undisputed claims or claims determined to be legally binding.

14. Dispute Settlement

The German Public Auditor is not prepared to participate in dispute settlement procedures before a consumer arbitration board (*Verbraucherschlichtungsstelle*) within the meaning of § 2 of the German Act on Consumer Dispute Settlements (*Verbraucherstreitbeilegungsgesetz*).

15. Applicable law

The contract, the performance of the services and all claims resulting therefrom are exclusively governed by German law.

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315